UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 13, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒      Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on form 6-K contains the following items:

(a)                                 Chief Executive’s statement;

(b)                                Business review; and

(c)                                 Half-year condensed consolidated financial statements of Vodafone Group Plc.

Certain information listed above is taken from the previously published results announcement of Vodafone Group Plc for the six months ended 30 September 2019 (the ‘half-year financial report’). This report on Form 6-K does not update or restate any of the financial information set forth in the half-year financial report.

This report on Form 6-K should be read in conjunction with the Group’s annual report on Form 20-F for the year ended 31 March 2019, in particular the following sections:

•                  the information contained under “Chief Financial Officer’s review” on pages 24 and 25;

•                  the information contained under “Key performance indicators” on pages 22 and 23;

•                  the information contained under “Our financial performance” on pages 26 to 33;

•                  the information contained under “Financial position and resources” on pages 34 and 35;

•                  the consolidated financial statements on pages 111 to 199; and

•                  the information contained under “Prior year operating results” on pages 200 to 205;

The terms “Vodafone”, the “Group”, “we”, “our” and “us” refer to Vodafone Group Plc (“the Company”), and as applicable, its subsidiaries and/or its interest in joint ventures and/or associates.

CHIEF EXECUTIVE’S STATEMENT

Financial review of the half year

On 31 July 2019, we announced the completion of the acquisition of Liberty Global’s assets in Germany and Central and Eastern Europe (‘CEE’) and the disposal of Vodafone New Zealand. As a result, our H1 20 results include Vodafone New Zealand for four months, and the acquired Liberty Global assets for two months. For the purposes of comparison, all organic figures exclude Vodafone New Zealand and the acquired Liberty Global assets.

Financial results: Statutory performance measures

On 1 April 2019 a new accounting standard, IFRS 16 ‘Leases’, was adopted for our statutory reporting, without restating prior year figures. As a result, the Group’s statutory results for the six months ended 30 September 2019 are on an IFRS 16 basis, whereas the comparative period for the six months ended 30 September 2018 are on the former basis of accounting. Note 1 of the condensed consolidated financial statements explains the impact of the adoption of IFRS 16 on the consolidated financial position as at 1 April 2019.

Group revenue increased by 0.4% to €21.9 billion, primarily reflecting a return to growth in our underlying business and the contribution from the acquired Liberty Global assets for two months, partly offset by the disposal of Vodafone New Zealand.

The Group made a loss for the period of €1.9 billion, primarily reflecting a loss at Vodafone Idea following an adverse legal judgment against the industry by the Supreme Court, partially offset by a profit on the disposal of Vodafone New Zealand. Basic loss per share was (7.24) eurocents, compared to a loss per share of (28.89) eurocents in the prior year. The decrease in the loss per share is primarily due to lower impairment charges.

Financial results: Non-GAAP performance measures

For the period ended 30 September 2019, the implementation of IFRS 16 means that a revised definition for adjusted EBITDA has been applied. This restricts the period-on-period comparability of certain of the Group’s non-GAAP performance measures. However, organic growth calculations do include a pro-forma view of H1 19 on an IFRS 16 basis.

Group organic service revenue increased 0.3%*, and returned to growth in Q2 (Q1: -0.2%*, Q2: 0.7%*). This was driven by market share gains in Europe Consumer fixed, continued growth in Vodafone Business, and strong mobile data demand and customer base growth in Emerging Consumer, partly offset by declines in Europe Consumer mobile. European service revenue declined 1.6%* year-on-year (Q1: -1.7%*, Q2: -1.4%*), including a 0.4 percentage point drag from international call rate capping and other regulation. Underlying trends improved principally driven by Italy and Spain. Rest of World service revenue growth accelerated to 7.7%* (Q1: 5.3%*, Q2: 8.9%*) driven by strong growth in Turkey and Egypt, and a reacceleration in South Africa. In Euro terms, and excluding the sale of New Zealand, Rest of World service revenues grew by 5.8%.

Group organic adjusted EBITDA grew 1.4%* and the Group organic adjusted EBITDA margin improved by 0.6* percentage points. This was supported by a further €0.2 billion year-on-year reduction in net operating costs in Europe and common functions, which was only partially offset by Rest of World, where costs increased albeit at a slower pace than local inflation. As a result, we remain on track to deliver a fifth consecutive year of EBITDA margin expansion. Organic adjusted EBIT was flat year-on-year, with EBITDA growth offset by higher depreciation and amortisation expenses, partly reflecting the first time amortisation of 5G spectrum licenses.

On a reported basis, Group adjusted EBITDA increased by €0.2 billion to €7.1 billion and our adjusted EBITDA margin was 32.4%. Adjusted EBIT also increased by €0.1 billion to €2.2 billion.

Adjusted earnings per share, which excludes impairment losses, was 0.85 eurocents compared to 4.28 eurocents in the prior year, a decrease of 80% year-on-year. This primarily reflects higher losses from associates and joint ventures, with the results of Vodafone Idea included for the whole of H1 20 compared to one month in H1 19 following the completion of the merger in August 2018. Financing costs were also higher, largely as a result of pre-funding the Liberty Global transaction. Additionally, the weighted average number of shares in H1 20 increased by 7%, driven by the issuance of €4 billion of mandatory convertible bonds (‘MCBs’) in FY19. Excluding the MCBs and shares held in Treasury, the Group’s weighted average number of ordinary shares outstanding was 26,816 million for the period.

Liquidity and capital resources

Free cash flow pre-spectrum was €0.4 billion, compared to €0.9 billion in the prior year. The difference was primarily driven by working capital movements, with cash outflows €0.6 billion higher year-on-year as a result of timing differences on handset purchases and other items, together with the collection of a legal settlement in the prior year. Dividends received from associates were €0.2 billion lower, primarily as we did not receive a dividend from Indus Towers. Capital expenditure was broadly stable year-on-year at €3.0 billion (H1 19: €3.1 billion), representing 13.7% of revenues.

Free cash flow post spectrum and restructuring payments was €34 million, compared to €566 million in the prior year. This reflects lower free cash flow pre-spectrum and higher cash restructuring costs following the announced reorganisations in both Italy and Spain.

Net debt as at 30 September 2019 was €48.1 billion compared to €27.0 billion as at 31 March 2019. This increase in net debt reflects cash outflows and debt assumed of €18.5 billion relating to the acquisition of the Liberty Global assets in Germany and Central and Eastern Europe, spectrum accruals and cash payments of €1.6 billion primarily relating to 5G spectrum purchases in Germany, the FY19 final dividend payment of €1.1 billion, and the completion of the buyback for the mandatory convertible bonds issued in 2016 of €1.1 billion. This was partially offset by proceeds of €2.0 billion relating to the disposal of Vodafone New Zealand.

CHIEF EXECUTIVE’S STATEMENT

Strategic review of the half year

During H1 the Group made good progress on its key strategic priorities. We are aiming to build differentiation by investing in leading Gigabit network assets and accelerating digital transformation, supporting our efforts to deepen customer engagement. We also remain highly focused on driving better utilisation of our assets and optimising our portfolio. At the same time, we have developed a fresh approach to regulatory and political engagement, which we call a new ‘social contract’ for the industry. By operating responsibly and working together as an industry to enable the Digital Society, we aim to improve the industry’s reputation and ensure a fair return on infrastructure investments.

Best Gigabit network: Europe’s largest NGN and 5G network

We are Europe’s largest owner of Gigabit-capable next generation network (‘NGN’) infrastructure. The closing of the Liberty Global acquisitions during H1 added 17 million cable homes in Germany and CEE to our footprint, increasing the number of homes connected by our NGN network in Europe to 54 million. In total we now reach 127 million NGN homes in Europe through a combination of owned infrastructure, strategic partnerships and wholesale. We are rapidly upgrading our cable infrastructure using DOCSIS 3.1 technology, and aim to market Gigabit broadband speeds to around 50 million households in our cable and FTTH footprint by the end of FY23, compared to 24 million today.

We have launched 5G in seven European markets, with services available in 58 cities with observed speeds of up to 1Gbps. Spain, Italy and Romania launched in June, the UK and Germany in July, Ireland in August and Hungary in October. 5G roaming is live for Vodafone 5G customers roaming on Vodafone networks in Germany, Italy, the UK and Spain. Our 5G network will be available in nine European markets by the end of the current financial year.

Digital first: a systematic transformation of our operating model

We have a clear ambition to strengthen our differentiation and to lead the industry in capturing the benefits of digital. We are systematically transforming our customer-facing operations, supported by leading automation, artificial intelligence and IT capabilities, in order to fundamentally improve the customer experience and to structurally reduce our cost base over a multi-year period. Our strategy is focused on six key pillars:

1.             Acquisition and (2) Base Management: Our new digital approach to customer acquisition is already contributing to our improved commercial performance, as we deliver targeted and personalised one-to-one marketing messages using Vodafone’s innovative approach to best in class digital platforms. These platforms also provide relevant and personalised offers to our existing customers in 11 markets, with 16 markets expected to be using the new platforms by FY21. We aim to generate more than 40% of our sales through digital channels by the end of FY21 compared to around 20% at present, reducing the €2.5 billion in commissions that we paid in FY19 to third party distributors and resellers.

3)             Channels: This ambition is further supported by our new MyVodafone app, which we intend to become our customers’ primary channel for sales, self-service, rewards, and help. We are developing a range of loyalty programmes in order to drive increased frequency of usage on MyVodafone. For example, our ‘VeryMe’ rewards programme in the UK has 2.5 million customers signed up and 12 million rewards claimed to date. We have launched the new MyVodafone app in 4 markets, with 16 markets targeted by the end of FY20.

Additionally, we are transforming our retail footprint to support our digital strategy, targeting an 11 minute transaction time for new customers. We plan to increase our footprint of Express and Flagship stores but significantly reduce Standard format stores. By FY23 we aim to transform 40% of our stores while reducing our store footprint by 15%, allowing us to reduce the €0.8 billion annual cost of our retail activities.

4)             Customer Operations: We are also automating and digitising our customer services operations to improve the customer experience and to reduce the €1.2 billion annual cost of these operations. We have deployed our TOBi chatbots in 14 markets, and TOBi handled 14 million conversations across the Group in September, representing 19% of customer contacts. We aim to achieve a 40% reduction in customer contact frequency by the end of FY21.

5)             Technology and (6) Automation/AI everywhere: We see multiple opportunities to leverage the Group’s scale in order to generate best in class cost structures in a digital environment. We already have 23,000 employees in Vodafone Shared Service (VSS) centres in India, Egypt and Eastern Europe, where we are now deploying Robotic Process Automation (RPA) to automate manual and repetitive processes. We are expanding the scope of VSS to include network operations, IT testing and maintenance activities, unlocking further savings.

In Technology we are using advanced analytics and machine learning tools to improve network performance and prioritise capital expenditure, with the goal of saving €1 billion by FY21 to support reinvestment in new technologies. We are also automating network monitoring and diagnosis functions, and are well on the way to achieving our goal of moving 65% of our IT applications to the cloud by FY21.

In total, our operating expenses for technology and support operations (including Shared Services) were €2.9 billion in FY19, and we are reducing these costs at a high single digit rate annually.

CHIEF EXECUTIVE’S STATEMENT

Given the rapid implementation of our digital strategy we are making good progress in reducing our operating costs, and we continue to target a net reduction in operating expenses in Europe and Common Functions of at least €1.2 billion by FY21 compared to FY18 on an absolute organic basis. We delivered €0.2 billion of net opex reductions in H1, half of our full year target of €0.4 billion, supporting our goal to expand organic adjusted EBITDA margins for the fifth year in a row.

Deepening customer engagement: selling ‘one more product’, lowering churn

We aim to deepen engagement in all of our customer segments by selling additional products, particularly fixed and converged products in Europe and financial services in Africa, contributing to revenue growth and a reduction in churn. We are making progress, with a strong 1.6 percentage point year-on-year reduction in mobile contract churn in Europe during Q2, reaching a record low level of 14.5%. This is the fourth quarter in a row in which Europe mobile contract churn has declined year-on-year.

Europe Consumer

We continue to see a significant opportunity to increase sales of multi-product bundles, especially in fixed line where we have Europe’s largest NGN footprint and relatively low customer penetration. For example, in Germany we enjoy a significant speed advantage compared to the incumbent’s copper network, but only 32% of homes passed currently subscribe to our broadband products, compared to 45% at VodafoneZiggo in the Netherlands. This is a substantial opportunity for future growth, at attractive incremental margins.

Including VodafoneZiggo we had 24.4 million fixed broadband customers, 20.4 million NGN customers, 6.9 million converged customers and 21.9 million TV customers in Europe at the end of the period. Excluding VodafoneZiggo, we added 197,000 broadband customers, 608,000 NGN customers and 238,000 consumer converged customers during H1. Our customer growth accelerated in Q2, supported by a stabilisation in commercial performance in Spain.

In mobile we launched new simplified commercial propositions across multiple markets in H1, including speed-tiered unlimited mobile data plans in seven markets (Spain, UK, Italy, Portugal, Romania, Czech Republic and Malta) and new simplified mobile price plans in Germany. Our speed-differentiated unlimited data plans are primarily targeted at our existing customer base, meeting customer demand for ‘worry-free’ data usage and creating opportunities for ARPU growth. Customer adoption of the plans has been rapid, and we reached an unlimited customer base of over 1.8 million SIMs at the end of the period. Average data usage by unlimited customers has more than doubled, ARPU has typically increased and customer satisfaction is significantly higher. Reflecting the success of our unlimited plans, data volumes on our mobile networks continued to grow strongly in Europe in H1, rising by 45%. Average smartphone usage for our overall customer base increased to 4.2 GB/month (+1.0 GB year-on-year).

Vodafone Business

Our strategy in the Business segment is to drive growth and deepen our existing mobile customer relationships by cross-selling additional total communications products including next generation fixed, IoT and Cloud services. We aim to cross-sell services and increase revenue per account and reduce churn, while also improving productivity through our salesforce transformation initiative and the rapid digitalisation of our operations. Vodafone Business revenues grew by 0.8%* in H1 (Q1: 0.4%*, Q2: 0.9%*), as strong growth in Cloud & Hosting revenues and continued growth in fixed offset a stable mobile performance.

In particular, we see a significant window of opportunity to gain market share as the Wide Area Networking (WAN) market transitions to Software Defined Networking (SDN), which offers large enterprise customers both greater flexibility and significant cost savings compared to legacy products. We have been recognised as a leader for Network Services in Gartner’s annual ‘Magic Quadrant’ and we have a strong pipeline of potential new contracts, supporting our ambition to grow our existing €0.9 billion in annual WAN revenues.

Our global IoT platform added 9 million SIMs in H1 to reach a total base of 94 million, up 22% year-on-year, with total IoT revenues reaching €0.8 billion on an annualised basis. We are expanding our IoT solutions for specific industry verticals from our current focus on automotive and insurance to digital buildings, healthcare, manufacturing and logistics. In October we announced a partnership with America Movil which will enable Vodafone Business customers to connect IoT devices across Latin America. This complements our existing agreements with AT&T and China Mobile and further strengthens our leading global footprint.

In the important SoHo and SME segment, which represents c.50% of Business revenues, we are focused on upselling customers to dedicated Business mobile plans with value-added service features and materially higher ARPUs. We also aim to position Vodafone as an integrator of value added digital and IoT services, offsetting the pressure on mobile prices.

Emerging Consumer

We continue to enjoy significant growth in our African and Middle Eastern markets as we benefit from rising data and smartphone penetration. Data penetration is currently still low, with only 28% of our mobile customer base using 4G services, and with smartphone penetration still well below developed market levels. As 4G smartphone costs continue to fall, driving ongoing adoption, we aim to grow ARPU. Data volume growth on our Rest of World networks remained strong at 44% in H1, reflecting both customer and usage growth, with average smartphone usage increasing to 2.9 GB/month (+0.5 GB year-on-year).

CHIEF EXECUTIVE’S STATEMENT

We also see significant opportunities to grow in digital and financial services, including potential partnerships with local banks. M-Pesa, Africa’s largest payments platform, has moved beyond its origins as a money transfer service, and now provides enterprise payments, financial services and merchant payment services for mobile commerce. We now have 39 million M-Pesa customers, with 5.8 billion transactions processed in H1 across the seven African markets where M-Pesa services are active. M-Pesa grew revenues by 21%* to €0.5 billion in H1. Additionally, in South Africa we are gaining traction in financial services through products such as ‘Airtime advance’, which now has 9.9 million active customers. Together with the success of our insurance products, this supported 37% financial services revenue growth during H1.

Improving asset utilisation

We aim to improve the utilisation of all of the Group’s assets as part of our focus on improving returns on capital.

We have made a fast start on integrating the acquired Liberty Global assets in Germany and CEE and are confident that we will deliver the €535 million of targeted annual cost and capex savings by the fifth full year post completion. In Germany we combined senior management one day after closing, integrated supply chain platforms on day five, and launched combined commercial offers in September, just five weeks after closing. In Germany we are ahead of our internal targets for DSL customer migrations to the cable platform and for cross-selling mobile products to Unitymedia customers.

We have now secured industrial synergies through network sharing partnerships with Telecom Italia in Italy, Orange in Spain and Romania, Telefonica in the UK, and Wind in Greece. We are in active discussions currently with potential partners in Germany and several other European markets. These network sharing agreements support improved mobile coverage and a faster rollout of 5G services, reduce environmental impact and are expected to generate significant industrial efficiencies.

In November we announced a reciprocal wholesale partnership with Virgin Media in the UK. The five year agreement provides Virgin Mobile and Virgin Media Business customers with access to Vodafone UK’s mobile network until 2026. Virgin Media’s current MVNO agreement will end in late 2021, at which point its mobile offerings will transition to Vodafone. Virgin Mobile 5G services are set to launch on Vodafone’s network before the transition takes place. A complementary and extensive wholesale agreement has also been struck in which Virgin Media Business will provide Vodafone with mobile base station backhaul and business customer connectivity services.

Developing a new ‘social contract’ for the industry

In September we published a White Paper, ‘Connecting Europe for a Better Future’, proposing policy recommendations which we believe will ensure that Europe is positioned to be a global leader in the next phase of the digital revolution. The paper argues that the quality and availability of Gigabit networks are integral to the successful digitalisation of the European economy. However, all countries struggle with infrastructure and investment gaps, particularly in rural and remote areas, and so the industry and governments must now work together to create a fair and inclusive digital society. Vodafone aims to play a leading role in helping the industry to develop collaborative solutions which address societal needs, while allowing a fair return on infrastructure investments.

The first example of the success of this strategy is the announcement in October of a shared rural network agreement with other operators in the UK to improve mobile coverage and signal strength. The agreement will improve geographic 4G coverage in the UK from 67% now to 92% by 2026, enabling digital inclusion with reduced environmental impact. Following this agreement, Ofcom has proposed to remove coverage obligations from certain lots in the upcoming 5G spectrum auction, enabling spectrum resources to be allocated efficiently and without potential distortions.

European Towers

We remain on track to legally separate our European Tower infrastructure into a new organisation, which will be operational by May 2020. We recently appointed Vivek Badrinath as the CEO of our European TowerCo, who will be able to draw on his extensive telecoms and technology leadership experience from his role at Vodafone, where he is currently the Chief Executive of Vodafone’s Rest of World operations, and from his experience at Orange as Deputy Chief Executive and, prior to that, as the leader of Orange’s global networks and operations division.

We intend to monetise a substantial proportion of our European TowerCo over the next 15 months, depending on market conditions. We believe that there is significant scope to generate operational efficiencies and increase tenancy ratios across our Tower portfolio, and that it will be possible to monetise towers while preserving network differentiation and long-term strategic flexibility.

On 26 July 2019 we announced an agreement to merge our passive tower infrastructure in Italy with INWIT Spa, creating the leading tower company in Italy with 22,100 towers, and the second largest listed tower operator in Europe. As part of the combination, Vodafone will receive a cash consideration of €2,140 million and a 37.5% shareholding in the combined entity. The combination is subject to regulatory approval as well as the approval of INWIT’s minority shareholders, and completion is expected in the first half of calendar year 2020.

Portfolio management

We continue to actively manage our portfolio in order to strengthen our market positions, simplify the Group and reduce our financial leverage.

On 8 May 2019, the Australian Competition and Consumer Commission (ACCC) opposed the proposed merger of Vodafone Hutchison Australia (“VHA”) and TPG Telecom (“TPG”). We remain firmly committed to the merger and have challenged the ACCC’s decision in Federal Court. The hearing commenced on 10 September 2019 and concluded on 1 October 2019. We expect a final judgement by the end of FY20.

CHIEF EXECUTIVE’S STATEMENT

On 28 October 2019 we announced the acquisition of AbCom, the largest cable operator in Albania. AbCom’s network passes 460,000 homes and the company provides broadband and pay-TV services to more than 100,000 homes.

We have extended the long stop date on our agreement to merge Indus Towers and Bharti Infratel, which is still awaiting regulatory approval from the Department of Telecommunications, having received all other required approvals.

Notes:

1.             IFRS 16 ‘Leases’ was adopted on 1 April 2019 for our statutory reporting, without restating prior period figures. As a result, the Group’s statutory results for the six months ended 30 September 2019 are on an IFRS 16 basis, whereas the comparative period for the six months ended 30 September 2018 are on an IAS 17 basis. Note 1 of the condensed consolidated financial statements explains the impact of the adoption of IFRS 16 on the consolidated financial position at 1 April 2019.

2.             Revenue for the comparative period has been revised for the allocation of, and timing of recognition for, equipment and service revenue compared to amounts previously disclosed in the condensed consolidated financial statements for the six months ended 30 September 2018. Group service revenue decreased by €172 million and other revenue increased by €224 million, resulting in a net increase in revenue of €52 million. The loss for the financial period decreased by €31 million.

3.             The six months ended 30 September 2018 includes impairment charges of €3.5 billion in respect of the Group’s investments in Spain, Vodafone Idea and Romania.

4.             Non-GAAP performance measures are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. For the six months ended 30 September 2019, a revised definition for adjusted EBITDA has been applied. This restricts the period-on-period comparability of certain of the Group’s non-GAAP measures. See “Use of non-GAAP financial information” on page 53 for reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 63 for further details.  All comparative period non-GAAP performance measures have been re-presented on an IFRS 15 basis.

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity (notably by excluding the disposal of Vodafone New Zealand and the acquired European Liberty Global assets), movements in foreign exchange rates and the impact from the implementation of IFRS 16 ‘Leases’. Organic growth is an non-GAAP performance measure. See “Use of non-GAAP financial information” on page 53 for further details and reconciliations to the respective closest equivalent GAAP measure.

GUIDANCE

2020 financial year guidance1

	Adjusted EBITDA	Free cash flow (pre-spectrum)

Prior 2020 financial year guidance	€13.8 — €14.2 billion	At least €5.4 billion

Updated 2020 financial year guidance	€14.8 — €15.0 billion	Around €5.4 billion

We have updated our financial guidance for FY20 to reflect the acquisition of Liberty Global’s assets in Germany and Central & Eastern Europe and the sale of New Zealand. As both of these transactions completed on 31 July, our new financial guidance range therefore includes the contribution from the Liberty Global assets and excludes New Zealand for the last eight months of the financial year. The net impact of these transactions on our adjusted EBITDA guidance is an increase of approximately €0.8 billion. The net impact of these transactions on our free cash flow guidance is an increase of approximately €0.1 billion.

Our commercial and financial performance during the first half of the year has been slightly ahead of our expectations, with Europe in-line with our plans and Rest of World ahead. As a result we are on track to achieve the upper half of our original adjusted EBITDA guidance range, excluding the net benefit from M&A, implying around 2-3%* organic adjusted EBITDA growth for the year.

However, in October the Supreme Court in India ruled against the industry in a dispute over the calculation of license and other regulatory fees, and Vodafone Idea is now liable for very substantial demands made by the Department of Telecommunications in relation to these fees (see notes 9 and 13 in the unaudited condensed consolidated financial statements for further information on this case). We are actively engaging with the government to seek financial relief for Vodafone Idea. Given the ruling our guidance now excludes recharges from India (a drag of c.€0.1 billion on our free cash flow) and Indus Towers dividends (a drag of c.€0.15 billion on our free cash flow).

We have also updated our guidance on capital intensity following the Liberty Global acquisitions, and now expect our capital expenditure as a percentage of our total revenues to be around 17% for the three year period ending in FY22, excluding integration costs. This is higher than our prior medium term capital intensity guidance of ‘mid-teens’, reflecting the fact that the Liberty Global cable assets have materially higher capital intensity than our existing business. Additionally, the adoption of IFRS 15 reporting standards has reduced our total revenues due to the netting of certain commissions in indirect channels. Excluding these effects, our underlying outlook for capital intensity is similar to the level of the past two financial years.

On a pro-forma basis, our financial leverage is expected to be around 3.0x net debt / adjusted EBITDA at the end of FY20, excluding the INWIT transaction. We intend to reduce financial leverage towards the lower end of our targeted 2.5-3.0x range within the next few years through a combination of organic growth, non-core asset sales and working capital initiatives.

Dividend policy

The Board intends to have a progressive dividend policy, and the decision on the level of dividend growth will be assessed annually at year-end. Going forwards, the interim dividend is expected to be 50% of the prior full year dividend. Consistent with this approach, the interim dividend for H1 FY20 has therefore been set at 4.50 eurocents.

Assumptions

We have based guidance for the financial year ending 31 March 2020 on our current assessment of the global macroeconomic outlook and assume foreign exchange rates of €1:£0.87, €1:ZAR 16.4, €1:TRY 6.4 and €1:EGP 19.7. Guidance excludes the impact of licence and spectrum payments, material one-off tax-related payments, restructuring payments, and any fundamental structural change to the Eurozone. It also assumes no material change to the current structure of the Group. Actual foreign exchange rates may vary from the foreign exchange rate assumptions used.

Note:

1.             Adjusted EBITDA and free cash flow (pre-spectrum) are non-GAAP performance measures and are presented to provide readers with additional financial information that is regularly reviewed by management and the Board and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The adjusted EBITDA and free cash flow (pre-spectrum) measures are forward-looking non-GAAP performance measures which at this time cannot be quantitatively reconciled to comparative GAAP financial information. See “Use of non-GAAP financial information” on page 53 for more information.

FINANCIAL RESULTS

Group1, 2

Following the adoption of IFRS 15 “Revenue from Contracts with Customers” on 1 April 2018, revenue is presented on an IFRS 15 basis.

	Six months ended 30 September
		2018	Growth
	2019	(restated)[3]	Reported	Organic*
	€m	€m	%	%
Continuing operations
Mobile customer revenue	11,412	11,554
Mobile incoming revenue	875	916
Other service revenue	978	982
Mobile service revenue	13,265	13,452
Fixed service revenue	5,279	4,816
Service revenue	18,544	18,268	1.5	0.3
Other revenue	3,395	3,580
Revenue	21,939	21,848	0.4	(0.7)
Direct costs	(5,292)	(5,230)
Customer costs	(3,987)	(4,274)
Operating expenses	(5,555)	(5,429)
Adjusted EBITDA	7,105	6,915	2.7	1.4
Depreciation and amortisation:
Acquired intangibles	(113)	(116)
Purchased licences	(781)	(731)
Other	(3,980)	(3,926)
Adjusted EBIT	2,231	2,142	4.2	—
Share of adjusted results in associates and joint ventures[4]	(550)	(8)
Adjusted operating profit	1,681	2,134	(21.2)	2.8
Impairment loss	—	(3,495)
Restructuring costs	(163)	(95)
Amortisation of acquired customer base and brand intangible assets[4]	(232)	(317)
Adjusted other income and expense	(872)	(256)
Interest on lease liabilities[5]	163	—
Operating profit/(loss)	577	(2,029)
Non-operating income and expense	—	(3)
Net (financing costs)/investment income	(1,088)	(815)
Income tax expense[6]	(1,380)	(1,420)
Loss for the financial period from continuing operations	(1,891)	(4,267)
Loss for the financial period from discontinued operations	—	(3,535)
Loss for the financial period	(1,891)	(7,802)
Attributable to:
- Owners of the parent	(2,128)	(7,934)
- Non-controlling interests	237	132

Notes:

1.             Service revenue, adjusted EBITDA, adjusted EBIT and adjusted operating profit are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. For the six months ended 30 September 2019, a revised definition for adjusted EBITDA has been applied. This restricts the period-on-period comparability of certain of the Group’s non-GAAP performance measures. See “Use of non-GAAP financial information” on page 53 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 63 for further details.

2.             Current period reflects average foreign exchange rates of €1:£0.89, €1:ZAR 16.24, €1:TKL 6.45, €1: EGP 18.74 and €1:INR 78.22.

3.             Revenue for the comparative period has been revised for the allocation of, and timing of recognition for, equipment and service revenue compared to amounts previously disclosed in the condensed consolidated financial statements for the six months ended 30 September 2018. Service revenue  decreased by €172 million and other revenue increased by €224 million, resulting in a net increase in revenue of €52 million. The loss for the financial period decreased by €31 million.

4.             Share of adjusted results in equity accounted associates and joint ventures excludes amortisation of acquired customer bases and brand intangible assets, restructuring costs and other costs of €2.1 billion (2018: €0.4 billion) which are included in amortisation of acquired customer base and brand intangible assets, restructuring costs and adjusted other income and expense respectively.

5.             Reversal of interest on lease liabilities included within adjusted EBITDA under the Group’s definition of that metric, for re-presentation in net financing costs.

6.             Refer to page 18 for further details.

FINANCIAL RESULTS

Europe1

					Other			Growth
	Germany	Italy	UK	Spain	Europe	Eliminations	Europe	Reported	Organic*
	€m	€m	€m	€m	€m	€m	€m	%	%
30 September 2019
Mobile customer revenue	2,230	1,567	1,526	1,138	1,582	—	8,043
Mobile incoming revenue	97	146	130	60	182	(7)	608
Other service revenue	222	126	129	97	141	(66)	649
Mobile service revenue	2,549	1,839	1,785	1,295	1,905	(73)	9,300
Fixed service revenue	2,412	585	666	671	487	(1)	4,820
Service revenue	4,961	2,424	2,451	1,966	2,392	(74)	14,120	1.7	(1.6)
Other revenue	629	285	700	195	298	(2)	2,105
Revenue	5,590	2,709	3,151	2,161	2,690	(76)	16,225	0.8	(2.2)
Direct costs	(1,005)	(612)	(809)	(664)	(721)	76	(3,735)
Customer costs	(884)	(539)	(814)	(471)	(418)	—	(3,126)
Operating expenses	(1,349)	(552)	(870)	(566)	(679)	—	(4,016)
Adjusted EBITDA	2,352	1,006	658	460	872	—	5,348	3.3	(0.1)
Depreciation and amortisation:
Acquired intangibles	—	(61)	—	—	(1)	—	(62)
Purchased licences	(364)	(61)	(227)	(35)	(56)	—	(743)
Other	(1,224)	(501)	(593)	(586)	(512)	—	(3,416)

Adjusted EBITDA margin	42.1%	37.1%	20.9%	21.3%	32.4%		33.0%

30 September 2018 (restated)[1]
Mobile customer revenue	2,230	1,689	1,533	1,275	1,535	—	8,262
Mobile incoming revenue	101	170	141	63	190	(9)	656
Other service revenue	258	117	126	90	138	(52)	677
Mobile service revenue	2,589	1,976	1,800	1,428	1,863	(61)	9,595
Fixed service revenue	1,988	536	660	734	375	(1)	4,292
Service revenue	4,577	2,512	2,460	2,162	2,238	(62)	13,887
Other revenue	603	386	671	247	302	(3)	2,206
Revenue	5,180	2,898	3,131	2,409	2,540	(65)	16,093
Direct costs	(987)	(587)	(805)	(717)	(668)	65	(3,699)
Customer costs	(849)	(666)	(739)	(569)	(409)	—	(3,232)
Operating expenses	(1,262)	(587)	(912)	(594)	(630)	—	(3,985)
Adjusted EBITDA	2,082	1,058	675	529	833	—	5,177
Depreciation and amortisation:
Acquired intangibles	—	(61)	—	—	(2)	—	(63)
Purchased licences	(353)	(36)	(218)	(33)	(54)	—	(694)
Other	(1,110)	(544)	(598)	(597)	(489)	—	(3,338)

Adjusted EBITDA margin	40.2%	36.5%	21.6%	22.0%	32.8%		32.2%

Change at constant exchange rates (%)
Mobile customer revenue	—	(7.2)	—	(10.7)	3.1
Mobile incoming revenue	(3.8)	(14.2)	(7.1)	(4.2)	(4.8)
Other service revenue	(14.0)	7.7	2.2	7.3	3.7
Mobile service revenue	(1.5)	(6.9)	(0.4)	(9.3)	2.3
Fixed service revenue	21.3	9.2	1.3	(8.6)	30.2
Service revenue	8.4	(3.5)	0.1	(9.1)	7.0
Other revenue	4.2	(26.3)	4.7	(21.2)	(1.1)
Revenue	7.9	(6.5)	1.1	(10.3)	6.0
Direct costs	1.7	4.2	1.0	(7.6)	8.5
Customer costs	4.1	(19.1)	10.6	(17.3)	2.5
Operating expenses	6.9	(5.9)	(4.3)	(4.6)	7.5
Adjusted EBITDA	13.0	(4.9)	(2.1)	(13.0)	4.6
Depreciation and amortisation:
Acquired intangibles	—	—	—	—	(44.1)
Purchased licences	3.0	69.0	4.7	8.9	3.1
Other	10.3	(7.8)	(0.6)	(1.9)	4.7

Adjusted EBITDA margin (pps)	1.9	0.6	(0.6)	(0.7)	(0.4)

FINANCIAL RESULTS

		Other activity
	Reported	(including	Foreign	Organic*
	change	M&A)	exchange	change
	%	pps	pps	%
Europe revenue	0.8	(3.1)	0.1	(2.2)

Service revenue
Germany	8.4	(8.3)	—	0.1
Italy	(3.5)	—	—	(3.5)
UK	(0.4)	—	0.5	0.1
Spain	(9.1)	0.4	—	(8.7)
Other Europe	6.9	(4.3)	0.1	2.7
Europe service revenue	1.7	(3.4)	0.1	(1.6)

Adjusted EBITDA
Germany	13.0	(9.5)	—	3.5
Italy	(4.9)	1.4	—	(3.5)
UK	(2.5)	1.3	0.4	(0.8)
Spain	(13.0)	1.7	—	(11.3)
Other Europe	4.7	(1.5)	(0.1)	3.1
Europe adjusted EBITDA	3.3	(3.5)	0.1	(0.1)

Notes:

1.             The Group’s results for the six months ended 30 September 2018 have been re-presented on an IFRS 15 basis. Service revenue, adjusted EBITDA, adjusted EBIT and adjusted operating profit are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. For the six months ended 30 September 2019, a revised definition for adjusted EBITDA has been applied. This restricts the period-on-period comparability of certain of the Group’s non-GAAP performance measures. See “Use of non-GAAP financial information” on page 53 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 63 for further details.

Germany

Service revenue grew 0.1%* (Q1: 0.4%*, Q2: -0.2%*) as solid retail growth was offset by declining wholesale revenues. Retail revenues grew by 1.3%* (Q1: 1.8%*, Q2: 0.7%*) with continued customer growth being partially offset by the impact of international call rate regulation. Growth slowed in Q2 due to a greater impact from international calling regulation, and lower mobile visitor, roaming and reseller revenues.

Fixed service revenue increased 2.3%* (Q1: 1.5%*, Q2: 3.0%*) as good retail growth was partially offset by wholesale declines. Retail revenues grew 2.9%* (Q1: 2.4%*, Q2: 3.4%*). We maintained our good commercial momentum in cable with 110,000 net customer additions in H1, including two months of gains at Unitymedia; however our DSL performance was impacted by price increases for LLU customers and migrations to Unitymedia, leading to overall broadband customer growth of 53,000. We maintained our good momentum in convergence supported by our GigaKombi proposition, adding 160,000 Consumer converged customers in H1, which took our total Consumer converged customer base to 1.4 million. Our TV customer base declined by 111,000 (including Unitymedia) primarily reflecting the loss of lower ARPU basic TV subscribers, however we increased premium TV penetration, supporting revenues.

Mobile service revenue fell by -1.6%* (Q1: -0.5%*, Q2: -2.7%*) driven by declines in wholesale and an increasing drag from regulation. Retail revenues grew 1.0%* excluding regulatory impacts (Q1: 2.2%*, Q2: -0.1%*), with the slowdown in quarterly trends reflecting lower visitor and roaming revenue, and lower reseller activity year-on-year. In total we added 264,000 contract customers, supported in part by the success of our GigaCube proposition as well as by our continued good momentum in branded channels. Contract churn improved by 0.6 percentage points year-on-year to 12.4% in H1, driven by improvements in all customer segments.

Adjusted EBITDA grew by 3.5%* with a 1.4* percentage point organic improvement in adjusted EBITDA margin. This was driven by lower commercial costs and a 4.5%* reduction in net operating costs year-on-year. The adjusted EBITDA margin was 42.1%.

On 31 July we completed the acquisition of Liberty Global’s cable asset Unitymedia, in Germany. We have made a fast start on integration, with top management reorganised on day one, and back office and supply chain integration already underway. Within five weeks we had also started cross-selling Unitymedia and Vodafone products within each other’s channels, and we are actively migrating DSL customers onto our cable footprint. As a result, we have already exceeded our mobile cross-selling target for FY20. In the first two months of ownership, we added 35,000 cable customers onto the Unitymedia footprint of which 9,000 were DSL migrations.

As of 30 September, our total customer base including Unitymedia comprised of 18.4 million mobile contract customers, 10.6 million broadband customers and 13.7 million TV customers.

FINANCIAL RESULTS

Italy

Service revenue declined 3.5%* (Q1: -3.8%*, Q2: -3.2%*) with trends in mobile improving and continued strong growth in fixed line.

Mobile service revenues declined 6.9%* (Q1: -7.4%*, Q2: -6.5%*) due to a lower active customer base and ARPU pressure. However, promotional activity continued to moderate, with mobile market portability (‘MNP’) volumes 39% lower year-on-year. Main brand pricing increased in H1 across all players, however the low-value segment of the prepaid market remained highly competitive. As a result, our active customer base continued to decline, partly mitigated by the success of our secondary brand ho., which now has 1.4 million active users. The improvement in mobile service revenue trends in Q2 mainly reflected price rises for certain customer segments.

Fixed service revenues increased 9.2%* (Q1: 9.2%*, Q2: 9.1%*) driven by continued growth in our fixed broadband customer base. We added 54,000 broadband customers in H1 as we maintained a good share of broadband market net additions despite slower market growth following price increases announced by most operators in the period. Through our owned NGN footprint and strategic partnership with Open Fiber we now cover 7.0 million households. In July, we announced an extension to our agreement with Open Fiber which will enable us to offer Gigabit services to c.19 million homes as they roll out their network. We also continued to grow our converged customer base, adding 27,000 converged customers in H1. Our total converged Consumer customer base is now 984,000 (representing 35% of our broadband base).

Adjusted EBITDA declined 3.5%* in H1 driven by the decline in mobile service revenue, however the organic adjusted EBITDA margin was 1.1* percentage points higher as net operating costs declined by 8%*. The adjusted EBITDA margin was 37.1%.

UK

Service revenue grew 0.1%* (Q1: 0.1%*, Q2: flat*), with quarterly trends continuing to improve excluding the impact of international call rate regulation, which dragged on service revenue growth by 0.4 percentage points in Q2.

Mobile service revenue declined 0.4%* (Q1: flat*, Q2: -0.7%*), however it was broadly stable excluding the impact of international call rate regulation, with a higher customer base and RPI-linked price increases being offset by lower out-of-bundle revenues as a result of spend capping, and lower wholesale revenue. In July, our 5G network went live and we launched a new range of commercial offers including speed-differentiated ‘Vodafone Unlimited’ mobile data plans and ‘Vodafone Together’ convergent offers. By the end of the period, we had 1 million customers on these plans. These new offers combined with our successful iPhone 11 launch helped to further accelerate our commercial momentum with 182,000 contract customers added in H1 (excluding Talkmobile). Contract churn of 14.3% was impacted by text-to-switch regulation. We also added 424,000 prepaid customers, supported by our digital sub-brand VOXI.

Fixed service revenue grew 1.3%* (Q1: 0.3%*, Q2: 2.2%*) supported by continued strong customer growth in Consumer broadband. In total we added 92,000 broadband customers in H1.

Adjusted EBITDA declined 0.8%* and the organic adjusted EBITDA margin was 0.4* percentage points lower. This reflects the impact of higher annual licence fees and a reallocation of costs from capex to opex following our new Cloud partnership with IBM for Vodafone Business. On a comparable basis adjusted EBITDA growth was around 5 percentage points higher, and the adjusted EBITDA margin improved by 0.6 percentage points year-on-year, supported by net operating cost savings of 5%*. The adjusted EBITDA margin was 20.9%.

Spain

Service revenues declined 8.7%* (Q1: -9.3%*, Q2: -8.0%*) reflecting the continued impact of the commercial actions we took over the past year in order to improve the competitiveness of our offers, our decision not to renew unprofitable football rights and a shift in overall market demand towards the value segment. The improvement in quarterly trends reflects the partial lapping of our commercial repositioning actions last year and a stabilising customer base.

Our commercial performance recovered in H1. We returned to positive net additions in both mobile and broadband in September and our customer base was broadly stable in Q2. This was supported in part by the good performance of our secondary brand Lowi, which is now the fastest growing brand in the value-segment. Total market portability volumes were somewhat lower year-on-year, reflecting a less intense summer promotional period than a year ago, although the overall pricing environment remained highly competitive. Despite our decision last year not to renew football content rights, football customer losses were modest in H1 and our total TV subscriber base remained stable, supported in part by our new TV and series offers.

In April, we announced a new simplified tariff structure which included speed-differentiated unlimited data bundles in both mobile-only and convergent offers for the first time in the Spanish market. We also reduced promotions as we focused on migrating our customers to the new offers at a similar or higher level of overall spending. We have seen good uptake of the new plans with 1.2 million customers at the end of H1.

Adjusted EBITDA declined by 11.3%* and the organic adjusted EBITDA margin was 0.2* percentage points lower. This was principally driven by the reduction in ARPU and a lower customer base, partially offset by lower football content costs and a 6%* net reduction in operating costs. The adjusted EBITDA margin was 21.3%.

FINANCIAL RESULTS

Other Europe

Other Europe, which now represents 12.9% of Group service revenue (including the newly acquired Liberty Global assets), grew strongly at 2.7%* (Q1: 2.1%*, Q2: 3.3%*). Portugal, Greece, the Czech Republic and Hungry grew, while Ireland declined in H1, but returned to growth in Q2. Adjusted EBITDA grew 3.1%* following double digit growth in H1 19, and the organic adjusted EBITDA margin increased by 0.3* percentage points reflecting continued strong cost control and good revenue growth. The adjusted EBITDA margin was 32.4%

In Portugal, service revenue grew by 4.3%* (Q1: 3.2%*, Q2: 5.3%*), supported by strong customer base growth in both mobile and fixed line. In Ireland, service revenue declined 0.1%* (Q1: -1.1%*, Q2: 0.9%*), with the improvement in quarterly trends reflecting better fixed line growth. In Greece, service revenue increased by 4.1%* (Q1: 3.7%*, Q2: 4.4%*) supported by growth in prepaid ARPU and our fixed customer base.

VodafoneZiggo Joint Venture

The results of VodafoneZiggo (in which Vodafone owns a 50% stake) are reported here under US GAAP which is broadly consistent with Vodafone’s IFRS basis of reporting.

Total revenue returned to growth in Q1 and increased by 1.2% in H1 (Q1: 1.5%, Q2: 0.8%). This was driven by strong fixed line growth, partly offset by Consumer mobile. During H1 we continued to maintain our good commercial momentum adding a record 152,000 mobile postpaid customers and 25,000 broadband RGUs. This was supported by the success of our convergence strategy. In Q2 we reached the milestone of 2 million converged SIMs. 74% of all Vodafone Consumer mobile postpaid SIMs and 39% of broadband customers are now converged.

Adjusted EBITDA grew by 2.3% in H1 supported by growing revenues and a stable cost base year-on-year. We continued to make good progress on integrating the business and have now achieved over 75% of our cost and capex synergy target of €210 million by 2020. Given our good performance year to date, we have narrowed our calendar 2020 full year guidance to the higher end of the previous range. As a result, we now expect to grow adjusted EBITDA by 3% (previously 2-3%) and total cash returns to shareholders are expected to be around €600 million (previously €400-600 million).

During H1, Vodafone received €62.5 million in dividends from the joint venture, as well as €11 million in interest payments.

FINANCIAL RESULTS

Rest of the World (‘RoW’)1

	Vodacom	Other markets	Eliminations	RoW	Reported	Organic*
	€m	€m	€m	€m	%	%
30 September 2019
Mobile customer revenue	1,880	1,476	—	3,356
Mobile incoming revenue	81	211	—	292
Other service revenue	122	79	—	201
Mobile service revenue	2,083	1,766	—	3,849
Fixed service revenue	134	258	—	392
Service revenue	2,217	2,024	—	4,241	1.2	7.7
Other revenue	517	327	—	844
Revenue	2,734	2,351	—	5,085	(1.8)	4.5
Direct costs	(433)	(764)	—	(1,197)
Customer costs	(570)	(318)	—	(888)
Operating expenses	(712)	(514)	—	(1,226)
Adjusted EBITDA	1,019	755	—	1,774	1.8	7.8
Depreciation and amortisation:
Acquired intangibles	(39)	(11)	—	(50)
Purchased licences	(5)	(33)	—	(38)
Other	(342)	(228)	—	(570)

Adjusted EBITDA margin	37.3%	32.1%		34.9%

30 September 2018 (restated)[1]
Mobile customer revenue	1,889	1,393	—	3,282
Mobile incoming revenue	84	205	—	289
Other service revenue	103	73	—	176
Mobile service revenue	2,076	1,671	—	3,747
Fixed service revenue	123	319	—	442
Service revenue	2,199	1,990	—	4,189
Other revenue	519	469	—	988
Revenue	2,718	2,459	—	5,177
Direct costs	(389)	(774)	—	(1,163)
Customer costs	(589)	(477)	—	(1,066)
Operating expenses	(670)	(535)	—	(1,205)
Adjusted EBITDA	1,070	673	—	1,743
Depreciation and amortisation:
Acquired intangibles	(41)	(12)	—	(53)
Purchased licences	(2)	(35)	—	(37)
Other	(335)	(292)	—	(627)

Adjusted EBITDA margin	39.4%	27.4%		33.7%

Change at constant exchange rates (%)
Mobile customer revenue	1.2	7.4
Mobile incoming revenue	(2.5)	5.5
Other service revenue	21.3	8.6
Mobile service revenue	2.0	7.2
Fixed service revenue	9.0	(18.2)
Service revenue	2.4	3.1
Other revenue	2.4	(24.2)
Revenue	2.4	(1.8)
Direct costs	12.3	1.2
Customer costs	(0.3)	(26.8)
Operating expenses	7.0	(2.3)
Adjusted EBITDA	(2.7)	11.4
Depreciation and amortisation:
Acquired intangibles	—	—
Purchased licences	176.5	(6.9)
Other	3.0	(20.6)

Adjusted EBITDA margin (pps)	(2.0)	3.8

FINANCIAL RESULTS

		Other activity
	Reported	(including	Foreign	Organic*
	change	M&A)	exchange	change
	%	pps	pps	%
RoW revenue	(1.8)	4.1	2.2	4.5

Service revenue
Vodacom	0.8	—	1.6	2.4
Other markets	1.7	12.3	1.4	15.4
RoW service revenue	1.2	4.9	1.6	7.7

Adjusted EBITDA
Vodacom	(4.8)	2.7	2.1	—
Other markets	12.2	11.3	(0.8)	22.7
RoW adjusted EBITDA	1.8	5.0	1.0	7.8

Notes:

1.             The Group’s results for the six months ended 30 September 2018 have been re-presented on an IFRS 15 basis. Service revenue, adjusted EBITDA, adjusted EBIT and adjusted operating profit are non-GAAP performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. For the six months ended 30 September 2019, a revised definition for adjusted EBITDA has been applied. This restricts the period-on-period comparability of certain of the Group’s non-GAAP performance measures. See “Use of non-GAAP financial information” on page 53 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 63 for further details.

Vodacom

Vodacom Group service revenue grew 2.4%* (Q1: 1.1%*, Q2: 3.6%*) with trends in South Africa accelerating in Q2 despite regulatory and macro pressures, and continued strong growth in Vodacom’s International operations.

In South Africa, service revenue increased 0.3%* (Q1: -1.2%*, Q2: 1.8%*) or 1.5%* (Q1: -1.2%*, Q2: 4.2%*) excluding a one-off benefit in the prior year. This was achieved amid a weak macroeconomic environment, in which customers are optimising their spend. In March, new regulation was introduced affecting out-of-bundle charges, rollover and the transfer of data. We also commenced a pro-active data pricing transformation, which included a 50% reduction in out-of-bundle rates. All of these factors weighed on data revenue growth in H1. Despite these headwinds, trends in Q2 improved with data traffic growth accelerating to 54% year-on-year as customers benefited from improved pricing. Service revenue returned to growth in Q2, reflecting the improvement in data trends combined with the full transition of a new wholesale roaming agreement onto our network.  We added 1.1 million prepaid customers and 192,000 contract customers in the period, taking our total mobile customer base to 48.0 million.

Vodacom’s International operations outside of South Africa grew by 9.1%* (Q1: 8.6%*, Q2: 9.7%*). Growth was strong across all of our markets, supported by the growing demand for mobile data and M-Pesa services. In total we added 2.0 million customers in H1, up 5.4% year on year to 36.6 million, despite new customer registration requirements in Tanzania.

Vodacom’s adjusted EBITDA was flat* and the organic adjusted EBITDA margin declined by 0.9* percentage points reflecting cost inflation, subdued revenue growth in South Africa, and the impact of higher roaming costs. The adjusted EBITDA margin was 37.3%.

Other Markets - Turkey

Service revenues increased by 18.6%* (Q1: 17.2%*, Q2: 19.8%*) supported by strong customer contract ARPU, increased mobile data revenue, and fixed line customer base growth. Adjusted EBITDA grew 32.6%* and the organic adjusted EBITDA margin increased by 5.7* percentage points driven by strong revenue growth ahead of inflation and lower commercial costs. The adjusted EBITDA margin was 26.7%.

Other Markets - Egypt

Egypt service revenue grew 14.7%* (Q1: 13.6%*, Q2: 15.6%*), supported by strong customer base growth and increased data usage. Adjusted EBITDA grew 20.7%* and the organic adjusted EBITDA margin increased by 2.1* percentage points reflecting revenue growth ahead of inflation and good cost control. The adjusted EBITDA margin was 47.4%.

Vodafone Idea

In October 2019, the Indian Supreme Court gave its judgment in the “Union of India v Association of Unified Telecom Service Providers of India” case regarding the interpretation of adjusted gross revenue (“AGR”), a concept used in the calculation of certain regulatory fees.  As the Group has no obligation to fund VIL losses, the Group has recognised its share of estimated Vodafone Idea Limited (“VIL”) losses arising from both its operating activities and those in relation to the AGR judgement to an amount that is limited to the remaining carrying value of VIL, which is therefore reduced to €nil. If the carrying value had been high enough not to have restricted the Group’s share of losses, then the recognised share of losses would have been substantially higher.

See notes 9 and 13 in the unaudited condensed consolidated financial statements for further information on the carrying values of VIL and Indus and the Group’s exposure to the crystallisation of certain contingent liabilities relating to Vodafone India and Idea Cellular at the time of the merger, including those relating to the AGR judgement.

FINANCIAL RESULTS

Group results

Revenue

Group revenue increased by €0.1 billion from €21.8 billion to €21.9 billion.

Group service revenue increased by €0.3 billion to €18.5 billion, representing growth of 0.3%* on an organic basis. Growth of 7.7%* in the Rest of the World was offset by a 1.6%* decline in Europe.

Adjusted EBITDA

Group adjusted EBITDA increased by €0.2 billion to €7.1 billion, representing growth of 1.4%* on an organic basis.

Adjusted EBIT

Adjusted EBIT excludes certain income and expenses that we have identified separately to allow their effect on the results of the Group to be assessed. The items that are included in statutory operating profit but are excluded from adjusted EBIT are discussed below.

Adjusted EBIT increased by €0.1 billion to €2.2 billion, stable year-on-year on an organic basis.

Operating profit

The Group reported an operating profit of €0.6 billion for the six months ended 30 September 2019, compared to an operating loss of €2.0 billion in the six months ended 30 September 2018.  The primary reasons for the €2.6 billion improvement are that no impairment losses have been incurred in the current year (2018: €3.5 billion in respect of the Group’s investments in Spain, Vodafone Idea and Romania), which is partially offset by increased losses incurred in the current year by Vodafone Idea (see notes 9 and 13 in the unaudited condensed consolidated financial statements for further information).

The Group’s share of adjusted results in associates and joint ventures was a loss of €0.6 billion (30 September 2018: €nil).

Restructuring costs increased by €0.1 billion in the period and the amortisation of intangible assets in relation to customer bases and brands decreased by €0.1 billion.

Adjusted other income and expense was a €0.9 billion charge (30 September 2018: €0.3 billion charge), primarily due to losses incurred in Vodafone Idea Limited (see notes 9 and 13), offset by the profit recognised on the disposal of Vodafone New Zealand of €1.1 billion.

Net financing costs

	Six months ended 30 September
	2019	2018
	€m	€m
Adjusted net financing costs	(799)	(415)
Adjustments for:
Mark to market gains/(losses)	21	(185)
Foreign exchange losses[1]	(147)	(215)
Interest on lease liabilities	(163)	—
Net financing costs	(1,088)	(815)

Note:

1.   Primarily comprises foreign exchange rate differences reflected in the Income Statement in relation to sterling and US dollar balances.

Adjusted net financing costs increased reflecting financing costs related to the Liberty Global transaction as well as adverse interest rate movements on borrowings in foreign operations. Excluding these factors and the impact of interest on lease liabilities financing costs remained stable, reflecting consistent average net debt balances and weighted average borrowing costs for both periods.

FINANCIAL RESULTS

Taxation

The Group’s effective tax rate for its controlled businesses for the six months ended 30 September 2019 was -270.1%% compared to -49.9% for the same period during the last financial year. The higher rate in the current year is primarily due to tax losses in Spain following the derecognition on the deferred tax asset in the prior period.

The Group’s effective tax rate for both years includes the following items: a reduction in our deferred tax assets in Luxembourg of €868 million following a reduction in the Luxembourg corporate tax rate and deferred tax on the use of Luxembourg losses of €200 million (2018: €185 million). The last item changes the total losses we have available for future use against our profits in Luxembourg and neither item affects the amount of tax we pay in other countries.

The Group’s effective tax rate for the six months ended 30 September 2018 includes the derecognition of a deferred tax asset in Spain of €1,048 million, an increase in the deferred tax asset of €159 million arising from a revaluation of investments based upon the local GAAP financial statements and tax returns.

Adjusted earnings per share

Adjusted earnings per share, which excludes impairment losses, was 0.85 eurocents compared to 4.28 eurocents for the six months ended 30 September 2018, a decrease of 80%.

Basic loss per share was 7.24 eurocents, compared to a loss per share of 28.89 eurocents for the half year ended 30 September 2018. The decrease in the loss per share is primarily due to lower impairment charges and the profit on the disposal of Vodafone New Zealand, which have been excluded from adjusted earnings per share.

	Six months ended 30 September
		2018
	2019	(restated)[1]
	€m	€m
Adjusted operating profit	1,681	2,134
Adjusted net financing costs	(799)	(415)
Adjusted income tax expense for calculating adjusted tax rate	(394)	(410)
Adjusted non-controlling interests	(238)	(133)
Adjusted profit attributable to owners of the parent	250	1,176
Adjustments:
Impairment loss	—	(3,495)
Amortisation of acquired customer base and brand intangible assets	(232)	(317)
Restructuring costs	(163)	(95)
Adjusted other income and expense	(872)	(256)
Non-operating income and expense	—	(3)
Mark to market gains/(losses)[2]	21	(185)
Foreign exchange losses[2]	(147)	(215)
	(1,393)	(4,566)
Taxation[3]	(986)	(1,010)
India[4]	—	(3,535)
Non-controlling interests	1	1
Loss attributable to owners of the parent	(2,128)	(7,934)

	Million	Million
Weighted average number of shares outstanding — basic[5]	29,410	27,462

Earnings per share	eurocents	eurocents
Loss per share	(7.24c )	(28.89c )
Adjusted earnings per share	0.85c	4.28c

Notes:

1.             Revenue for the comparative period has been revised for the allocation of, and timing of recognition for, equipment and service revenue compared to amounts previously disclosed in the condensed consolidated financial statements for the six months ended 30 September 2018. The loss attributable to owners of the parent decreased by €31 million.

2.             The 2018 adjusted earnings per share has been aligned to the 2019 presentation which excludes all mark-to-market and foreign exchange (gains)/losses. The net impact of this decreased the adjusted loss attributable to the owners of the parent by €166 million and increased adjusted earnings per share by 0.61 eurocents.

3.             See Taxation on page 18.

4.             Primarily relates to the loss on disposal of Vodafone India and also includes the operating results, financing, tax and other gains and losses of Vodafone India prior to becoming a joint venture in the prior year.

5.             Weighted average number of shares outstanding includes a weighted impact of 2,594 million shares (September 2018: 765 million shares) following the issue in March 2019 of £1.72 billion mandatory convertible bonds with a 2 year maturity date in 2021 and £1.72 billion with a 3 year maturity date in 2022 (September 2018: £1.4 billion of mandatory convertible bonds issued in February 2016 and maturing in February 2019).

FINANCIAL RESULTS

Statement of financial position

Assets

Goodwill and other intangible assets

Goodwill and other intangible assets increased by €17.0 billion to €58.0 billion. The increase primarily arose from €11.6 billion of goodwill arising from the acquisition the European Liberty Global assets and €5.7 billion of identifiable intangible assets acquired.

Property, plant and equipment

Property, plant and equipment increased by €12.3 billion to €39.7 billion, primarily due to the implementation of IFRS 16 ‘Leases’ from 1 April 2019 whereby a ‘right of use’ asset is recognised for the leased item and a lease liability is recognised for lease payments due. The impact of the adoption was to increase property, plant and equipment by €10.2 billion at 1 April 2019. An overview of the new accounting requirements and the impact on the Group is provided in note 1 to the unaudited condensed consolidated financial statements for the six months ended 30 September 2019.

Other non-current assets

Other non-current assets decreased by €0.2 billion to €34.6 billion mainly due to a €1.7 billion decrease in Investments in associates and joint ventures, a €0.8 billion decrease in deferred tax assets, offset by a €2.3 billion increase in Trade and other receivables.

Current assets

Current assets decreased by decreased by €13.0 billion to €26.8 billion, primarily due to a €5.9 billion decrease in other investments, a €7.8 billion decrease in cash and cash equivalents, offset by a €0.8 billion increase in trade and other receivables.

Assets and liabilities held for sale

Assets held for sale at 30 September 2019 are €0.9 billion. This relates to certain network-related assets and liabilities in Italy, which will be sold into a joint venture tower company following the announcement on 26 July 2019 of a new network sharing arrangement with Telecom Italia Group, a 12.6% interest from our 42.0% stake in Indus Towers and a 24.95% interest in Vodafone Hutchison Australia.

Total equity and liabilities

Total equity

Total equity decreased by €4.2 billion to €59.3 billion largely due to €1.1 billion of dividends paid to equity shareholders, total comprehensive expense for the period of €2.5 billion and €0.3 billion reduction arising from the adoption of IFRS 16 ‘Leases’.

Non-current liabilities

Non-current liabilities increased by €18.8 billion to €72.7 billion, primarily due to a €14.6 billion increase in long-term borrowings. In addition, deferred tax liabilities increased by €1.8 billion and trade and other payables increased by €2.2 billion.

Current liabilities

Current liabilities increased by €2.1 billion to €27.6 billion mainly due to a €4.5 billion increase in short term borrowings, offset by a reduction of €2.2 billion in trade and other payables.

Liabilities held for sale

Liabilities held for sale are €0.3 billion, compared to nil at 31 March 2019. This relates to certain network-related assets and liabilities in Italy, which will be sold into a joint venture tower company following the announcement on 26 July 2019 of a new network sharing arrangement with Telecom Italia Group, a 12.6% interest from our 42.0% stake in Indus Towers and a 24.95% interest in Vodafone Hutchison Australia.

Inflation

Inflation has not had a significant effect on the Group’s consolidated results of operations and financial condition during the six months ended 30 September 2019.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	Six months ended 30 September
		2018
	2019	(restated)[1]
	€m	€m
Adjusted EBITDA	7,105	6,915
Capital additions[2]	(3,000)	(3,067)
Working capital	(2,952)	(2,362)
Disposal of property, plant and equipment	21	4
Other	221	48
Operating free cash flow[3]	1,395	1,538
Taxation paid	(483)	(395)
Dividends received from associates and investments	63	305
Dividends paid to non-controlling shareholders in subsidiaries	(169)	(185)
Interest received and paid	(412)	(369)
Free cash flow (pre-spectrum)[3]	394	894
Licence and spectrum payments	(58)	(231)
Restructuring payments	(302)	(97)
Free cash flow[3]	34	566
Acquisitions and disposals	(16,715)	168
Equity dividends paid	(1,092)	(2,736)
Share buybacks[4]	(1,094)	—
Foreign exchange	67	296
Other[5]	(2,274)	(773)
Net debt increase	(21,074)	(2,479)
Opening net debt	(27,033)	(29,631)
Closing net debt	(48,107)	(32,110)

Notes:

1.             Revenue for the comparative period has been revised for the allocation of, and timing of recognition for, equipment and service revenue compared to amounts previously disclosed in the condensed consolidated financial statements for the six months ended 30 September 2018. Adjusted EBITDA increased by €42 million.

2.             Capital additions include the purchase of property, plant and equipment and intangible assets, other than licence and spectrum, during the period.

3.             Operating free cash flow, free cash flow (pre-spectrum) and free cash flow are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. For the six months ended 30 September 2019, a revised definition of adjusted EBITDA has been applied. This restricts the period-on-period comparability of certain of the Group’s non-GAAP performance measures. See “Use of non-GAAP financial information” on page 53 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 63 for further details.

4.             Share buybacks includes €273 million of cash outflow from the option structure relating to the issue of the mandatory convertible bond in February 2016. The option structure was intended to ensure that the total cash outflow to execute the programme was broadly equivalent to the €1.44 billion raised on issuing the second tranche.

5.             “Other” for the six months ended 30 September 2019 includes €1,559 million of debt in relation to licences and spectrum in Germany. “Other” for the six months ended 30 September 2018 included €808 million of debt in relation to licences and spectrum in Italy and Spain and a €1,377 million capital injection into Vodafone Idea Limited offset by €2,135 million received from the repayment of US$2.5 billion of loan notes issued by Verizon Communications Inc.

Operating free cash flow decreased €0.1 billion, primarily due to higher working capital cash outflows.

Free cash flow (pre-spectrum) was €0.4 billion, a decrease of €0.5 billion, largely driven by the decrease in operating free cash flow, increase in taxation and lower dividends received from associates and investments.

Acquisitions and disposals include €2.0 billion received on completion of the sale of Vodafone New Zealand on 31 July 2019. It also includes an amount of €10.3 billion paid on completion of the acquisition of the Liberty Global assets on 31 July 2019 and acquired net debt of €8.2 billion.

Closing net debt at 30 September 2019 was €48.1 billion (31 March 2019: €27.0 billion) and excludes the £3.44 billion (31 March 2019: £3.44 billion) mandatory convertible bond issued in February 2019, which will be settled in equity shares, €10.5 billion (31 March 2019: €nil) of lease liabilities recognised under IFRS 16, the €1.3 billion (31 March 2019: €nil)  loan specifically secured against Indian assets and €0.8 billion (31 March 2019: €0.8 billion) of shareholder loans receivable from VodafoneZiggo.

The Group’s gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €1.7 billion higher (31 March 2019: €1.6 billion higher) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps are not reflected in gross debt and would decrease the euro equivalent redemption value of the bonds by €1.6 billion (31 March 2019:  €1.0 billion).

LIQUIDITY AND CAPITAL RESOURCES

Analysis of net debt

	30 September	31 March
	2019	2019
	€m	€m
Bonds	(50,013)	(44,492)
Commercial paper[1]	(708)	(873)
Bank loans	(2,990)	(3,000)
Cash collateral liabilities	(2,699)	(2,011)
Other borrowings	(3,841)	(2,579)
Borrowings included in net debt	(60,251)	(52,955)
Cash and cash equivalents	5,866	13,637
Other financial instruments:
Mark to market derivative financial instruments²	1,310	1,190
Short term investments[3]	4,968	11,095
Total cash and cash equivalents and other financial instruments	12,144	25,922
Net debt[4]	(48,107)	(27,033)

Lease liabilities	(10,493)	—
Bank borrowings secured against Indian assets	(1,323)	—
Borrowings excluded from net debt	(11,816)	—

Notes:

1.             At 30 September 2019, US$498 million (31 March 2019: US$ nil) was drawn under the US commercial paper programme and €251 million (31 March 2019: €873 million) was drawn under the euro commercial paper programme.

2.             Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other (payables)/receivables.

3.             Comprises €2,720 million (31 March 2019: €4,690 million) of bonds and debt securities, including German government bonds of €987 million (31 March 2019: €955 million), UK gilts and Japanese government bonds of €nil (31 March 2019: €2,056 million) and €1,731 million (31 March 2019: €1,184 million) of other assets both paid as collateral in relation to derivative financial instruments and €2,248 million (31 March 2019: €6,405 million) of managed investment funds.

4.             Net debt is a non-GAAP performance measure which is a non-GAAP measure that is presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures.

The following table sets out the Group’s undrawn committed bank facilities:

		30 September
		2019
	Maturity	€m
US$4.2 billion committed revolving credit facility[1,2]	February 2022	3,820
€3.9 billion committed revolving credit facility[1,2]	January 2024	3,920
Other committed credit facilities	Various	209
Undrawn committed facilities		7,949

Note:

1.             Both facilities support US and euro commercial paper programmes of up to US$15 billion and €8 billion respectively.

2.             €0.1 billion/US$0.1 billion of the facilities expire one year ahead of maturity.

Post employment benefits

During the six months ended 30 September 2019, the net deficit arising from the Group’s obligations in respect of its defined benefit schemes increased to €0.6 billion compared to €0.5 billion at 31 March 2019 primarily due to a €0.8 billion increase in scheme obligations during the period arising from a decrease in the discount rate in the UK and Eurozone being offset by a €0.7 billion actuarial gain arising from an increase in the value of plan assets.

Dividends

Dividends will continue to be declared in euros and paid in euros, pounds sterling and US dollars, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average exchange rate over the five business days during the week prior to the payment of the dividend.

The Board has announced an interim dividend per share of 4.50 eurocents (2019: 4.84 eurocents). The ex-dividend date for the interim dividend is 28 November 2019 for ordinary shareholders, the record date is 29 November 2019 and the dividend is payable on 7 February 2020. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

REGULATION

Introduction

Our operating companies are generally subject to regulation governing the operation of their business activities as well as to the specific obligations in their licences. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities. The following section describes the key regulatory developments at the supranational and global levels, as well as in selected countries in which we had significant interests during the six months ended 30 September 2019. This section should be read in conjunction with the information contained under “Regulation” on pages 222 to 230 of the Group’s annual report on Form 20-F for the year ended 31 March 2019. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters.

European Union (‘EU’)

The Digital Content and Sales of Goods Directives were adopted in April 2019, introducing new consumer rights when buying digital and smart products.

European elections took place in May 2019, leading to the constitution of a new European Parliament, and a new European Commission is expected to take office in December 2019 under the presidency of Ursula von der Leyen.

The Cybersecurity Act entered into force in May 2019. This includes a permanent mandate, expanded responsibilities and more resources for the EU Cybersecurity Agency and promotion of security by design and by default by implementing a framework for the voluntary cybersecurity certification of information and communications (‘ICT’) products, services and processes, obtainable in any Member State with validity across the EU.

In May 2019, the EU adopted a revised version of the Cable and Satellite Directive, covering the rights clearance of content retransmitted over the internet, and particularly fixed and mobile broadband. Positively for Vodafone, the Directive includes the principle that content distribution operators will avail of collective rights management in clearing the rights for content retransmission, thereby simplifying the whole clearance process.

The EU Regulation on the free flow of non-personal data became applicable as of 28 May 2019, removing obstacles to the free movement of non-personal data across Member States in the EU.

The High Level Expert Group appointed by the Commission published draft AI ethics guidelines in April 2019. The expert group also published a set of recommendations on policy and investment conditions to stimulate AI development in June 2019.

In July 2019, the first EU regulation specifically addressing the platform economy was adopted, imposing transparency and redress obligations for online platforms operating in the B2C market.

The draft legislation proposed by the European Commission favouring Wi-Fi as the connectivity standard for vehicles was struck down by the EU Council of Ministers in July 2019.

From the past legislature, the Commission’s legislative proposal for an e-Privacy Regulation, which will update the existing e-Privacy Directive with specific rules applicable to the electronic communications sector, and a proposal for a regulation on the removal of terrorist content online are still in the process of being negotiated. Similarly, the Directive on Collective Redress and the proposals for cross border access by law enforcement authorities to electronic evidence are also still in discussions.  Finally, we expect further discussions on the proposed EU Cybersecurity Competence Centre Regulation.

Europe region

Germany

In June 2019, Vodafone Germany acquired 2x20 MHz of the expiring 2.1 GHz spectrum and 1x90 MHz of 3.6 GHz spectrum in the recent auction for €1.88 billion. The amount due is payable in instalments until 2030. The allocation is valid till end of 2040.

The German government has started the process of implementing the European Electronic Communications Code. As part of this process, the Federal Ministry of Economics is additionally seeking to amend the utility bill regulation which currently allows lessors to charge broadband services (including TV services) through the utility bill.

In September 2019, the national regulatory authority (‘BNetzA’) notified the decision draft regarding its fixed access market review (Market 3a) to the European Commission. Accordingly, DT remains having significant market power across all speeds, technologies and regions. Cable operators are not defined as being dominant, also taking into account the successful merger between Vodafone and Unitymedia. Meanwhile, BNetzA has started market-wide discussions on possible remedies and the future of fibre access regulation in the run-up to its regulatory order draft, which expected in late autumn 2019.

REGULATION

In October 2019, BNetzA published a draft decision for lowering mobile termination rates (‘MTRs’) in Germany from today’s 0,95€ct/min down to 0,90€ct/min for the period from December 2019 onwards. As further reduction steps, it is foreseen to reduce MTRs down to 0,78€ct/min from December 2020, and down to 0,70€ct/min from December 2021 for period until December 2022. The rates are subject to the reservation that the Commission does not issue a delegated act setting lower MTRs. BNetzA launched a national consultation on the draft decision; a final decision is expected after notifying the European Commission.

Italy

In January 2019, national regulatory authority (‘AGCOM’) opened a national consultation on the wholesale local and central fixed access market review. The draft proposal modifies the criteria for defining competitive areas and lowers wholesale prices in non-competitive areas. In August 2019, AGCM issued its final decision, which defined the regulatory framework applicable for access to Telecom Italia (‘TIM’) fixed network from 2018 to 2021. The decisions of the AGCOM resolution include but are not limited to: (i) the identification of Milan as a sub-national market no longer subjected to regulation, revoking all the regulatory obligation previously imposed to TIM, except for the one regarding the provision of access services already active; (ii) in the rest of Italy TIM remains a Significant Market Power (‘SMP’) operator, but AGCOM has identified 26 “contestable municipalities” with a higher degree of infrastructure competition between operators where Bitstream services (copper and NGA) prices are no longer subjected to cost orientation principle and where it will be possible for TIM to introduce “flexibility” in the virtual unbundled local access (‘VULA’) wholesale pricing setting, starting from 2021; (iii) the definition of 2018 — 2021 access services and bandwidth fees.

AGCOM adopted a decision to impose reimbursements/restitutions for fixed and convergent customers for the period between June 2017 and April 2018. Vodafone Italy appealed the Administrative Tribunal statement, however in July 2019 the Council of State rejected Vodafone’s appeal. The Council of State has not yet published the full text of the decision.

In July 2019, Telecom Italia Group (“TIM”) and Vodafone reached an agreement for: (i) the creation of an active network sharing partnership for 4G and 5G; and (ii) the expansion of their existing passive sharing agreement. The agreement is expected to enable faster deployment of 5G over a wider geographic area at a lower cost. Vodafone has also agreed to merge its passive tower infrastructure in Italy into INWIT SpA, which already holds TIM’s towers (the "Combination"). Vodafone and TIM intend to retain joint control of INWIT, but over time will consider jointly reducing their respective ownership levels from 37.5% to a minimum of 25.0%.

In August 2019, AGCOM started a sanctioning proceeding against Vodafone based on the non-compliance of AGCOM’s order to provide customers with the automatic reimbursement/restitutions for those who did not opt for alternative reimbursement solutions offered by Vodafone Italy. Vodafone Italy has submitted its positioning to AGCOM, a response is pending.

United Kingdom

In July 2019, the new Ofcom rules on Mobile switching took effect introducing a text to switch option for consumers to change provider. Ofcom is planning to introduce new regulation on bundled contracts limiting them to 24 months from early 2020 and will require End of Contract Notifications and Best Tariff Advice to be sent from February 2020 onwards.  Vodafone has appealed against Ofcom’s Business Connectivity Market (CBD) review decision and the outcome of the case is expected by summer 2020.

Vodafone with the other network operators agreed a new industry-wide scheme to make 4G available to 95% of the UK landmass by 2025. The mobile operators have agreed to work together to build new mobile phone masts and share existing ones with the support of HM Government. The agreement will mean far fewer new masts need to be installed, helping to save energy and reduce planning concerns.

Spain

In April 2019, Orange and Vodafone reached two agreements to strengthen their existing mobile and fixed network partnership in Spain: (i) a RAN Sharing Agreement expanding the one signed in 2006 and renewed in 2016. The new conditions will bring network sharing to municipalities and established conditions to expand current sharing for 2G, 3G, 4G and 5G technologies; (ii) a Fixed broadband network agreement expanding on previous FTTH co-investment agreements through new wholesale access or co-investment agreements.

In May 2019, the Ministry launched a 5G Public consultation on bands 700 MHz, 1.5 and 26 GHz, including common questions for all bands (i.e. size of blocks, license conditions, caps, obligations, bidding procedures).

Netherlands

In September 2018, the national regulatory authority (‘ACM’) published the final decision on the Wholesale Fixed Access market analysis and it entered into force in October 2018. VodafoneZiggo is required to provide regulated access to its cable network. VodafoneZiggo appealed the ACM decision in the national court and at the EU level. A verdict in the national appeal is expected in November 2019.

Ireland

In November 2018, the decision following market review of wholesale broadband services (WLA and WCA) was published.  This decision was subject to appeal by Sky Ireland on six grounds. Vodafone are notice parties to these proceedings and the hearing is set for October 2019.

In May 2019, ComReg published its final decision on termination rates which move the MTR rate to €0.67c. This rate took effect in July 2019 and will reduce to €0.55c in January 2020.

REGULATION

Portugal

In April 2019, the national regulatory authority (‘ANACOM’) confirmed a new price cap on wholesale markets for voice call termination on mobile and fixed networks. The new mobile termination price cap, which came into force in July 2019, is €0.40 cents. For fixed termination, the price cap will remain €0.047 cents until October 2020.

Vodafone Portugal has successfully appealed an ANACOM dispute resolution decision dated August 2018 relating to pole access and drop cables. The decision (which previously found in favor of MEO) has been overturned with retroactive effect. ANACOM has a decision amending the reference offers and launched a new public consultation on additional amendments.

In July 2019, Vodafone Portugal signed a Memorandum of Understanding (MoU) with infrastructure operator DST regarding wholesale access to a new fibre network which DST will roll-out. NOS has signed a similar MoU with DST. The parties are negotiating the contract terms and plan to have a contract signed in October.

In July 2019, Vodafone Portugal launched a court action against ANACOM seeking the revocation of Dense Air’s spectrum license.  Vodafone submits that Dense Air has breached the conditions attached to its spectrum license by failing to use its allocation.

Romania

In July 2019, the national regulatory authority (‘ANCOM’) consulted on the terms and conditions for the 5G spectrum auction. The 5G auction has been delayed until mid-2020.

In August 2019, ANCOM consulted on its draft decision for MTR decrease to €0.76c effective January 2020. The final decision will be published and notified to EU Commission by the end of 2019.

Greece

Forthnet has filed a complaint before the EETT and the Administrative Court of Appeals asking that the Vectoring/FTTH allocation decisions be annulled. The hearing date is set for March 2020.

Following EETT’s decision on the MVNO access dispute Forthnet signed an MVNO agreement with Vodafone Greece in June 2019, with a tentative launch date in early 2020.

The consultation on upcoming spectrum auctions, which will include bands in 700MHz, 1500MHz, 2.1GHz, 3.5GHz and 26GHz is expected by the end of October 2019. The auctions will take place in 2020 and 2021.

Czech Republic

In June 2019, the national regulatory authority (‘CTU’) consulted on the draft conditions of the 5G spectrum auction (700 & 3.5GHz bands). The auction has been pushed back to 2020.

In July 2019, the European Commission issued a decision containing its comments on the three criteria test establishing a new relevant market, the mobile wholesale access & origination market. The Commission urged the CTU to reconsider its conclusions on the basis that the CTU had not demonstrated sufficiently the presence of the three criteria. CTU ignored the Commission’s comments and announced it will add the wholesale mobile market on the list of relevant markets.

In August 2019, the European Commission informed about its Statement of Objections to O2 CZ, CETIN and T-Mobile’s mobile network sharing agreement in the Czech Republic. The Commission reached the preliminary conclusion that agreement restricts competition and thereby harms innovation in breach of EU antitrust rules.

Hungary

In July 2019, the national regulatory authority (‘NMHH’) started the process of the 2019 spectrum tender, in which licences for the unused blocks of previously assigned bands in 2.1GHz, 2.6GHz, and 3.4-3.8 GHz will be offered for sale, alongside a new 700MHz band. NMHH registered three applicants including Vodafone Hungary as participants in the spectrum tender process. NMHH postponed next steps until the disqualified fourth applicant’s appeal process was completed.

In September 2019, NMHH published the draft reference unbundling offer on Layer 2 wholesale access product in Magyar Telekom’s network. Magyar Telekom is obliged to launch Layer 2 wholesale access product from May 2020.

REGULATION

Albania

In April 2019, the national regulatory authority (‘AKEP’) launched a new Market Analysis for public consultation. In July 2019, VFAL submitted its comments and is currently waiting for the approved version from the NRA.

In July 2019, AKEP announced the tender for the unallocated spectrum in 800 MHz frequency band. The tender procedure took place in September 2019. The only bidder that participated in the bidding process was Telekom Albania which qualified for one right of use (block A3), at a cost of €7.4 million.

In July 2019, the Competition Authority (‘CA’) rendered two decisions and has recommended AKEP conduct the following actions: perform a mobile retail market analysis, design VFAL as having SMP in the market while imposing remedies against VFAL, regulate the retail tariffs of the mobile services offered by VFAL, impose the MVNO access obligation and obligation for joint use of network facilities on VFAL,  and monitor the mobile market for a period of six months after the issuance of the CA Decision.

Malta

The national regulatory authority (‘MCA’) carried out a consultation on a ‘Revised Radio Spectrum Policy Programme for the upcoming five years - Terrestrial ECS Operators’. Vodafone submitted its reply but MCA has yet to publish the final decision. Earlier in the year, MCA also consulted on ‘Radio Spectrum Policy Programme 2019 — 2023’, to which Vodafone also replied and MCA’s final decision is pending. MCA is currently consulting on ‘Modifications to rights of use of radio spectrum in the terrestrial 2 GHz frequency band’ to align with the existing license to terminate.

Vodafone signed a Memorandum of Understanding with the Government of Malta to collaborate in the promotion of disruptive technologies like Blockchain, IoT, Artificial Intelligence and Big Data. The collaboration will take the form of increased awareness, implementation of pilot projects and the enhancement of digital literacy of the public.

Africa, Middle East and Asia-Pacific region

India

In September 2017, the national regulatory authority (‘TRAI’) issued its revised Interconnect Usage Charge (‘IUC’) Regulation, reducing the MTR from INR 0.14 per minute to INR 0.06 per minute. Vodafone India challenged this Regulation in the Bombay High Court and the next hearing date is pending. In September 2019, TRAI issued a consultation paper on review of IUC seeking inputs for revision of the applicable date for Bill and Keep (‘BAK’) regime (i.e. zero mobile termination charge from January 2020). Vodafone India’s petition in the Delhi High Court against the February 2015 IUC regulation that reduced the MTR to INR 0.14 is due for a hearing in September 2019.

In September 2019, TRAI initiated a consultation on reforming the transfer and merger of telecom licences to enable simplification and fast-tracking of approvals.

In September 2019, the Ministry of Electronics & IT constituted a Committee of Experts to deliberate on a data governance framework and recommend measures relating to issues and regulation of non-personal data.

In October 2019, the Supreme Court in India ruled against the industry in a dispute over the calculation of license and other regulatory fees, and Vodafone Idea is now liable for very substantial demands made by the Department of Telecommunications in relation to these fees (see notes 9 and 13 in the unaudited condensed consolidated financial statements for further information on this case).

Vodacom: South Africa

In July 2019, the Minister of Telecommunication and Postal services published the Policy on High Demand Spectrum and Policy Direction (‘P&PD’) on the Licensing of a Wireless Open Access Network. P&PD instructs the national regulation authority (‘ICASA’) to issue an invitation to apply (‘ITA’) for spectrum and license a Wholesale Open Access network (WOAN). It further details the terms and conditions to be imposed on the WOAN and other licensees for the assignment of high demand spectrum (700, 800, and 2.6GHz). In September 2019, ICASA announced that they will publish an Information Memorandum on the licensing process, associated criteria and timelines for high demand spectrum before the end of the third quarter for the fiscal year 2019/2020.

Vodacom: Democratic Republic of Congo

In August 2018, the Customs Authority issued a draft infringement report assessing that unpaid duties for allegedly smuggled devices bought by Vodacom Congo amounted to USD 44 million. Vodacom Congo’s appeal to the Ministry of Finance was rejected. In response, Vodacom Congo filed a challenge against the Minister of Finance before the Council of State.  The Customs Authority has also instituted a criminal claim against Vodacom Congo and other operators, which is under investigation by the Public Prosecutor. Concurrently, the Federation of Businesses of Congo has filed a claim against the Customs Authority on behalf of the industry. All claims and challenges are still pending before relevant authorities.

Vodacom Congo resolved a long standing dispute over a claim that its 2G License was not properly renewed in December 2015. Vodacom Congo paid USD 30 million for the renewal of its 2G License extending its validity to 2039, plus USD 6.9 million in penalties and administrative costs.

REGULATION

Vodacom: Tanzania

In December 2017, Vodacom Tanzania received a non-compliance order from the national regulatory authority (“TCRA”) in relation to tests conducted in September 2017 on sim registration. Vodacom Tanzania has submitted its defence and awaits TCRA’s final decision. The TCRA issued new sim registration guidelines, and requires full compliance with new national identification and biometric registration only requirements by December 2019. Vodacom Tanzania, together with the industry, is engaging with the authorities on possible extension while putting measures in place to comply with the requirements set out.

In February 2016, TCRA issued approval for Vodacom Tanzania’s acquisition of Shared Network Tanzania Limited (“SNT”) for USD 20 million. In June 2017, the TCRA rejected the transfer of SNT’s Usage of Radio Frequency Spectrum Resources License to Vodacom Tanzania, on grounds that the law prohibits such transfer. Vodacom Tanzania had to therefore stop the merger and operate SNT as a separate entity. Following engagements, in July 2019, the TCRA approved assignment of SNT’s spectrum to Vodacom Tanzania, subject to payment of USD 424,000 in annual fees and USD 2.1 million in transfer costs, which Vodacom Tanzania has completed. Payment of these amounts is expected to resolve this matter conclusively, allowing Vodacom Tanzania to fully utilise the SNT spectrum.

Vodacom: Mozambique

In May 2019, the Communications Regulator accepted Vodacom Mozambique’s offer to acquire a further 2x12.2MHz of 1.8GHz spectrum at a cost of USD 23 million. Vodacom Mozambique has effected payment and now awaits the Communications Regulator to issue the license.

International roaming in Africa

Vodacom has complied with transparency requirements proposed by the SADC Roaming Policy and Guidelines issued by the Communications Regulators Association of Southern Africa (‘CRASA’) in 2016. In Lesotho and Mozambique, Vodacom has further implemented Phase 1 of the glide path recommended by CRASA based on requests by their national regulatory authority. In June 2018, CRASA conducted a consultative workshop and commissioned a cost model to inform regulation of wholesale and retail roaming rates across the region. CRASA issued data requests to all participating regulatory authorities to support this process. Vodacom South Africa, Mozambique, Tanzania and Lesotho submitted the data as instructed by their respective national regulatory authority. No request was received in the DRC. In June 2019, the cost model results and proposed wholesale and retail rate formulae were presented by CRASA to operators for comments. Vodacom through its subsidiaries has responded to national regulators. CRASA’s final determinations are still pending.

In March 2019, the Minister of Communications in Tanzania re-issued draft EAC Roaming Regulations that would provide for a USD 7 cents wholesale cap and USD 10 cents retail cap, as well as remove receiving retail charges. Vodacom Tanzania has provided comments. No further communication on the matter has been received to date.

Turkey

In August 2019, VFTR received the payment order of the administrative penalty of 138 million TL  due to the breach of pre-information obligations as per the District Sales Regulation & Consumer Law on Value Added Services. The Ministry of Trade imposed the penalty to all mobile operators. The Administrative Court annulled the penalty in favour of VFTR as of September 2019. The procedure of appeal is being followed up.

Australia

In August 2018, Vodafone Hutchison Australia announced plans to merge with TPG Telecom. VHA and TPG launched legal action in the Federal Court of Australia following the Australian Competition and Consumer Commission’s (‘ACCC’) decision to oppose the proposed merger in May 2019. A court decision that the merger is not prohibited would override the ACCC’s opposition to the merger. The hearing began in September 2019 and concluded in October 2019, with judgment expected in late 2019 or early 2020.

REGULATION

Egypt

Vodafone led the settlement in the telecommunication industry between Vodafone, Orange and Etisalat along with the national regulatory authority (‘NTRA’). The operators and the NTRA have signed Settlement Agreements which ceased ten years of disputes between them before the State Council, Supreme Constitutional Court and arbitration institution (‘CRCICA’). The settlement has established a new norm by re-fixing, in agreement, the interconnection rate (while maintaining the terms of the original interconnection agreements) between all the operators under the approval of the NTRA and the patronage of the Ministry of Communications & Information Technology. The upside and savings achieved from this settlement reached around 600 million EGP

In December 2018, the award for the interconnection arbitration case with Etisalat Misr was issued in favour of Etisalat Misr. Vodafone Egypt filed for an annulment of the award in March 2019. In September 2019, the parties entered in a settlement transaction whereby Vodafone paid Etisalat Misr 500 million EGP for all the interconnection outstanding amounts and agreed to apply the interconnection agreement on their future transactions for five years. The signed Interconnection Agreement rate is 11pt between Vodafone — Orange and Etisalat, both ways.

Ghana

Vodafone has applied for the renewal of both its Fixed and 2G licences, which are due to expire in December 2019.

New Zealand

Vodafone sold its New Zealand operations to a joint venture of Brookfield Asset Management and Infratil Limited, effective August 2019. Vodafone New Zealand will continue as a Vodafone partner market.

Safaricom: Kenya

In February 2019, Telkom Kenya Ltd and Airtel Networks Kenya Limited announced their intention to merge their respective mobile, enterprise and carrier businesses in Kenya and operate under a joint venture: Airtel-Telkom. Regulatory approvals for the merger from both the Competition Authority and the National Communications Regulatory Authority are currently on hold, pending the conclusion of an Ethic and Anti-Corruption Commission investigation into how the transaction was brokered. The Market Analysis process is currently on hold while the merger undergoes review.

LEGAL PROCEEDINGS

The following section describes developments in legal proceedings which may have, or have had, during the six months ended 30 September 2019, a significant effect on the financial position or profitability of the Company and its subsidiaries. This section should be read in conjunction with the information contained under “Legal proceedings” on pages 182 to 185 of the Group’s annual report on Form 20-F for the year ended 31 March 2019.

Indian regulatory cases

Refer to “Commitments, contingent liabilities and legal proceedings” on page 49.

Patent litigation: Germany

Refer to “Commitments, contingent liabilities and legal proceedings” on page 50.

Patent litigation: UK

Refer to “Commitments, contingent liabilities and legal proceedings” on page 50.

Italy: Telecom Italia v Vodafone Italy (‘TeleTu’)

Refer to “Commitments, contingent liabilities and legal proceedings” on page 50.

Italy: Iliad v Vodafone Italy

Refer to “Commitments, contingent liabilities and legal proceedings” on page 50.

Italian competition regulator

Refer to “Commitments, contingent liabilities and legal proceedings” on page 50.

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece, Vodafone Group Plc and certain Directors and Officers of Vodafone

Refer to “Commitments, contingent liabilities and legal proceedings” on page 50.

RISK FACTORS

There are a number of key factors and uncertainties that could have a significant effect on the Group’s financial performance, including the following:

1.  Cyber threat and information security

An external cyber-attack, insider threat or supplier breach could cause service interruption or the loss of confidential data, leading to major customer, financial, reputational and regulatory impact across all the Group’s markets.

2.  Adverse political and regulatory measures

Operating across many markets and jurisdictions means the Group deals with a variety of complex political and regulatory landscapes. In all of these environments, the Group faces changes in taxation, political or regulatory intervention and potential competitive disadvantage, including when participating in spectrum auctions.

3.  Global economic disruption/adequate liquidity

As a multinational business, the Group operates in many countries and currencies and could be impacted by changes to global economic conditions. Any major economic disruption could result in reduced spending power for consumers, impacting the Group’s liquidity and ability to access capital markets. A relative strengthening or weakening of the major currencies in which the Group transacts could also impact its profitability.

4.  Geo-political risk in supply chain

The Group operates and develops a complex infrastructure across a number of markets. The network and systems are dependent on a wide range of suppliers internationally. The Group, as well as the wider industry, must be able to execute its plans, or face potential delays to crucial network improvements in addition to increased costs.

5.  Digital transformation and simplification

A major transformation plan is currently underway to evolve the Group into a ‘Digital First’ company with an aim to deliver world-class customer experience, increase speed to market and increased operational efficiencies through automation and AI. Failure to do this could lead to missed commercial opportunities, increased costs and customer experience issues.

6.  Market disruption

New entrants to markets, or competitors with lean models, could create pricing pressure. An increase in unlimited bundles could lead to price erosion, which might affect profitability in the short to medium term.

7.  Technology resilience

The loss of a technology site could result in a major impact on the Group’s customers, revenues and reputation. This covers mobile and fixed sites, as well as data centres. The Group operates a resilience programme that also extends to wider service platforms, including television and payments.

8.  Successful integration of new assets and management of joint ventures

The Group is currently undertaking a large-scale integration of new assets across multiple markets. Failure to complete it in a timely and efficient manner would prevent the realisation of the planned benefits and synergies or result in delays bearing additional costs. A successful integration requires the timely migration of an important number of technology platforms/services before the transitional services agreements expire. The Group also has a number of joint ventures in operation and must apply the right level of oversight to ensure these operate in a cost-effective manner.

9.  Legal compliance

The Group must comply with a multitude of local and international laws. These include, but are not limited to, laws relating to: privacy; anti-money laundering; competition; anti-bribery; and economic sanctions. Failure to comply with these laws could lead to reputational damage, financial penalties and/or suspension of the Group’s licence to operate.

10. Disintermediation

The Group faces increased competition from a variety of new technology platforms, which aim to build alternative communication services or different touch points, which could potentially affect our customer relationships. It is important to be able to keep pace with these new developments and competitors in changing markets while maintaining high levels of customer engagement and an excellent customer experience.

RISK FACTORS

Brexit implications

The Board continues to keep the implications of Brexit for Vodafone’s operations under review.

A cross-functional Brexit steering committee continues to operate. This steering committee has identified the impact of Brexit on the Group’s operations and produced a comprehensive mitigation plan. The terms of the UK’s exit from the EU, and the future relationship, remain uncertain.

Due to this current uncertainty, Vodafone is prepared for a no deal scenario, as this was judged to have the most potential for disruption.

Although we are a UK headquartered company, a very large majority of our customers are in other countries, accounting for most of our revenue and cash flow. Each of our national operating companies is a stand-alone business, incorporated and licensed in the jurisdiction in which it operates, and able to adapt to a wide range of local developments. As such, our ability to provide services to our customers in the countries in which we operate, inside or outside the EU, is unlikely to be affected by Brexit. We are not a major international trading company, and do not use passporting for any of our major services or processes.

Depending on the arrangements agreed between the UK and the EU, the key issue that could directly impact our operational performance is a significant revision to macro economic performance in our major European markets, including the UK, caused by the uncertainty of the Brexit process. This would affect the economic climate in which we operate, and in turn impact the performance of the operating companies in those markets.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

		Six months ended 30 September
			2018
		2019	(restated)[1]
	Note	€m	€m
Revenue	2	21,939	21,848
Cost of sales		(15,010)	(15,173)
Gross profit		6,929	6,675
Selling and distribution expenses		(1,883)	(1,907)
Administrative expenses		(2,590)	(2,425)
Net credit losses on financial assets		(302)	(356)
Share of results of equity accounted associates and joint ventures		(2,601)	(430)
Impairment loss	3	—	(3,495)
Other income and expense		1,024	(91)
Operating profit/(loss)	2	577	(2,029)
Non-operating income and expense		—	(3)
Investment income		281	184
Financing costs		(1,369)	(999)
Loss before taxation		(511)	(2,847)
Income tax expense	4	(1,380)	(1,420)
Loss for the financial period from continuing operations		(1,891)	(4,267)
Loss for the financial period from discontinued operations	5	—	(3,535)
Loss for the financial period		(1,891)	(7,802)

Attributable to:
— Owners of the parent		(2,128)	(7,934)
— Non-controlling interests		237	132
Loss for the financial period		(1,891)	(7,802)

Loss per share
From continuing operations:
— Basic	6	(7.24c )	(16.02c )
— Diluted	6	(7.24c )	(16.02c )
Total Group:
— Basic	6	(7.24c )	(28.89c )
— Diluted	6	(7.24c )	(28.89c )

Consolidated statement of comprehensive income

	Six months ended 30 September
		2018
	2019	(restated)[1]
	€m	€m
Loss for the financial period	(1,891)	(7,802)
Other comprehensive income:
Items that may be reclassified to the income statement in subsequent periods
Foreign exchange translation differences, net of tax	(222)	(823)
Foreign exchange (losses)/gains transferred to the income statement	(59)	2,079
Other, net of tax	(302)	(144)
Total items that may be reclassified to the income statement in subsequent periods	(583)	1,112
Items that will not be reclassified to the income statement in subsequent periods
Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	(65)	208
Total items that will not be reclassified to the income statement in subsequent periods	(65)	208
Other comprehensive (expense)/income	(648)	1,320
Total comprehensive expense for the financial period	(2,539)	(6,482)

Attributable to:
— Owners of the parent	(2,809)	(6,613)
— Non-controlling interests	270	131
	(2,539)	(6,482)

Note:

1.             Revenue for the comparative period has been revised for the allocation of, and timing of recognition for, equipment and service revenue compared to amounts previously disclosed in the condensed consolidated financial statements for the six months ended 30 September 2018. Revenue increased by €52 million and the loss for the financial period decreased by €31 million and the total comprehensive expense for the financial period reduced by €24 million. The comparative period results have not been restated for IFRS 16, Leases (see note 1).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

		30 September	31 March
		2019	2019[1]
	Note	€m	€m
Non-current assets
Goodwill		34,365	23,353
Other intangible assets		23,628	17,652
Property, plant and equipment		39,701	27,432
Investments in associates and joint ventures	9	2,237	3,952
Other investments		872	870
Deferred tax assets		23,938	24,753
Post-employment benefits		134	94
Trade and other receivables		7,426	5,170
		132,301	103,276
Current assets
Inventory		698	714
Taxation recoverable		182	264
Trade and other receivables		12,959	12,190
Other investments		7,113	13,012
Cash and cash equivalents		5,866	13,637
		26,818	39,817
Assets held for sale	5	849	(231)
Total assets		159,968	142,862

Equity
Called up share capital		4,797	4,796
Additional paid-in capital		152,576	152,503
Treasury shares		(7,809)	(7,875)
Accumulated losses		(120,337)	(116,725)
Accumulated other comprehensive income		28,838	29,519
Total attributable to owners of the parent		58,065	62,218
Non-controlling interests		1,220	1,227
Total non-controlling interests		1,220	1,227

Total equity		59,285	63,445

Non-current liabilities
Long-term borrowings		63,319	48,685
Deferred tax liabilities		2,289	478
Post-employment benefits		687	551
Provisions		1,259	1,242
Trade and other payables		5,158	2,938
		72,712	53,894
Current liabilities
Short-term borrowings		8,748	4,270
Financial liabilities under put option arrangements		1,880	1,844
Taxation liabilities		651	596
Provisions		938	1,160
Trade and other payables		15,422	17,653
		27,639	25,523
Liabilities held for sale	5	332	—
Total equity and liabilities		159,968	142,862

Note:

1.             The comparative period results have not been restated for IFRS 16, Leases (see note 1).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive losses[2]	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m
1 April 2018	4,796	150,197	(8,463)	(76,630)	69,900	1,043	70,943
Issue or reissue of shares	—	1	83	(84)	—	—	—
Share-based payments	—	109	—	—	109	23	132
Transactions with non-controlling interests in subsidiaries	—	—	—	(120)	(120)	(72)	(192)
Comprehensive (expense)/income	—	—	—	(6,613)	(6,613)	131	(6,482)
Dividends	—	—	—	(2,729)	(2,729)	(198)	(2,927)
30 September 2018 (restated)[3]	4,796	150,307	(8,380)	(86,176)	60,547	927	61,474

31 March 2019 as reported	4,796	152,503	(7,875)	(87,206)	62,218	1,227	63,445
Adoption of IFRS 16[4]	—	—	—	(261)	(261)	4	(257)
1 April 2019 brought forward	4,796	152,503	(7,875)	(87,467)	61,957	1,231	63,188
Issue or reissue of shares	1	1	66	(63)	5	—	5
Share-based payments	—	72	—	—	72	—	72
Transactions with non-controlling interests in subsidiaries	—	—	—	(48)	(48)	(94)	(142)
Comprehensive (expense)/income	—	—	—	(2,809)	(2,809)	270	(2,539)
Dividends	—	—	—	(1,112)	(1,112)	(187)	(1,299)
30 September 2019	4,797	152,576	(7,809)	(91,499)	58,065	1,220	59,285

Notes:

1.             Includes share premium, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

2.             Includes accumulated losses and accumulated other comprehensive income.

3.             Revenue for the comparative period has been revised for the allocation of, and timing of recognition for, equipment and service revenue compared to amounts previously disclosed in the condensed consolidated financial statements for the six months ended 30 September 2018. As a result, accumulated comprehensive losses at 30 September 2018 decreased by €98 million and total equity increased by €98 million.

4.             See note 1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

		Six months ended 30 September
		2019	2018
	Note	€m	€m
Inflow from operating activities	10	6,139	4,826
Cash flow from investing activities
Purchase of interests in subsidiaries, net of cash acquired	8	(10,202)	(62)
Purchase of interests in associates and joint ventures		(1,413)	—
Purchase of intangible assets		(1,002)	(1,220)
Purchase of property, plant and equipment		(2,769)	(2,897)
Purchase of investments		(239)	(2,287)
Disposal of interests in subsidiaries, net of cash disposed	8	2,049	(395)
Disposal of property, plant and equipment		21	4
Disposal of investments		6,043	2,156
Dividends received from associates and joint ventures		63	305
Interest received		183	236
Cash flows from discontinued operations		—	(372)
Outflow from investing activities		(7,266)	(4,532)
Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		—	4
Net movement in short-term borrowings		815	318
Proceeds from issue of long term borrowings		9,107	10,118
Repayment of borrowings		(13,277)	(4,557)
Purchase of treasury shares		(821)	—
Equity dividends paid		(1,092)	(2,736)
Dividends paid to non-controlling shareholders in subsidiaries		(169)	(185)
Other transactions with non-controlling shareholders in subsidiaries		(233)	(209)
Other movements in loans with associates and joint ventures		—	(9)
Interest paid[1]		(1,130)	(605)
Cash flows from discontinued operations		—	(779)
(Outflow)/Inflow from financing activities		(6,800)	1,360
Net cash (outflow)/inflow		(7,927)	1,654
Cash and cash equivalents at beginning of the financial period[2]		13,605	5,394
Exchange gain/(loss) on cash and cash equivalents		49	(104)
Cash and cash equivalents at end of the financial period[2]		5,727	6,944

Note:

1.             Interest paid includes €273 million (30 September 2018: €nil) of cash outflow on derivative financial instruments for the share buyback relating to the second tranche of the mandatory convertible bond issued in February 2016.

2.             Includes cash and cash equivalents as presented in the statement of financial position of €5,866 million (31 March 2019: €13,637 million), together with overdrafts of €139 million (31 March 2019: €32 million).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

1                 Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2019:

•             were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (‘IAS 34’) as issued by the International Accounting Standards Board and as adopted by the European Union;

•             are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group’s annual report for the year ended 31 March 2019;

•             apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2019, which were prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board and were also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations, with the exception of the adoption of IFRS 16 “Leases” as set out below and revisions to the calculation of amortisation of acquired customer base intangible assets. From 1 April 2019, the Group has revised the method of allocating the amortisation of acquired customer base intangibles over their useful economic lives from a sum of digits calculation to a straight-line basis.  Customer base assets at 1 April 2019 related to acquired joint ventures; the revision to the allocation methodology results in a €82 million reduction in losses recorded in the Group’s share of results of equity accounted associates and joint ventures for the six months to 30 September 2019. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34. See note 8 for acquired intangible customer bases in the period;

•             include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented;

•             do not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006; and

•             were approved by the Board of directors on 12 November 2019.

The information relating to the year ended 31 March 2019 is an extract from the Group’s published annual report for that year, which has been delivered to the Registrar of Companies, and on which the auditors’ report was unqualified and did not contain any emphasis of matter or statements under section 498(2) or 498(3) of the UK Companies Act 2006.

After reviewing the Group’s budget for the remainder of the financial year, and longer term plans, the directors are satisfied that, at the time of approving the unaudited condensed consolidated financial statements, it is appropriate to continue to adopt a going concern basis of accounting.

The preparation of the unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

New accounting pronouncements adopted

On 1 April 2019 the Group adopted new accounting policies to comply with amendments to International Financial Reporting Standards; the accounting pronouncement considered by the Group as significant on adoption was IFRS 16 “Leases” as set out below.

Other IFRS changes adopted on 1 April 2019, which had also been issued by the IASB and endorsed by the EU, have no material impact on the consolidated results, financial position or cash flows of the Group. Further details are provided on all changes to IFRS impacting the Group in the Group’s annual report for the year ended 31 March 2019.

IFRS 16 “Leases”

IFRS 16 “Leases” was adopted by the Group on 1 April 2019 with the cumulative retrospective impact reflected as an adjustment to equity on the date of adoption and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The Group has applied the following expedients in relation to the adoption of IFRS 16:

•             The right-of-use assets were measured at an amount based on the lease liability at adoption, and initial direct costs incurred when obtaining leases were excluded from this measurement. Lease prepayments and accruals previously recognised under IAS 17 at 31 March 2019 were added to and deducted from, respectively, the value of the right of use assets on adoption. In determining the cumulative retrospective impact recorded on 1 April 2019, some of the Group’s joint ventures have measured right-of-use assets, for certain leases, as if IFRS 16 had been applied since lease commencement; and

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

•             The Group impaired the right-of-use assets recognised on adoption by the value of the provisions for onerous leases held under IAS 37 at 31 March 2019 instead of performing a new impairment assessment for those assets on adoption.

The key differences between the Group’s IAS 17 accounting policy (the ‘previous policy’ which is disclosed in the Group’s Annual Report and Accounts for the year ended 31 March 2019) and the Group’s IFRS 16 accounting policy (which is provided below), as well as the primary impacts of applying IFRS 16 in the current financial period are disclosed on page 39 and below.

Primary impacts of applying the IFRS 16 accounting policy

The primary impacts on the Group’s financial statements, and the key causes of the movements recorded in the consolidated statement of financial position on 1 April 2019 (see page 39), as a result of applying the IFRS 16 (‘current’) accounting policy in place of the previous policy under IAS 17 are:

•             Under IAS 17, lessees classified leases as either operating or finance leases. Operating lease costs were expensed on a straight-line basis over the period of the lease. Finance leases resulted in the recognition, in the statement of financial position, of an asset and a corresponding liability for lease payments, at present value. Under IFRS 16 all lease agreements give rise to the recognition of a ‘right-of-use asset’ representing the right to use the leased item and a liability for any future lease payments (see page 39) over the ‘reasonably certain’ period of the lease, which may include future lease periods for which the Group has extension options.

•             Lessee accounting under IFRS 16 is similar to finance lease accounting for lessees under IAS 17; lease costs are recognised in the form of depreciation of the right-of-use asset and interest on the lease liability which is generally discounted at the incremental borrowing rate of the relevant Group entity, although the interest rate implicit in the lease is used when it is more readily determinable. Interest charges will typically be higher in the early stages of a lease and will reduce over the term. Lease interest costs are recorded in financing costs and associated cash payments are classified as financing cash flows in the Group’s cash flow statement.

•             Under IFRS 16 cash inflows from operating activities and payments classified within cash flow from financing activities both increase, as payments made at both lease inception and subsequently are characterised as repayments of lease liabilities and interest. Under IAS 17 operating lease payments were treated as an operating cash outflows. Net cash flow is not impacted by the change in policy.

•             Lessor accounting under IFRS 16 is similar to IAS 17. The only substantive change is that when the Group sub-leases assets it classifies the lease out as either operating or finance leases by reference to the terms of head lease contract whereas under IAS 17 the classification was determined by reference to the underlying asset leased out. This has resulted in additional finance leases out (‘net investment in leases’) being recognised under IFRS 16 (see page 39).

•             The expedients applied at adoption, above, have resulted in reclassifications of lease-related prepayments, accruals and provisions at 1 April 2019 (see page 39) to the right-of-use assets. Where certain of the Group’s joint ventures have valued right-of-use assets as if IFRS 16 had been applied since lease inception, this has resulted in a reduction in the value of investments in associates and joint arrangements (see page 39).

•             During the six months ended 30 September 2018 an expense of €1,714 million was charged for operating leases and depreciation and interest of €25 million was charged for finance leases. During the six months ended 30 September 2019, depreciation of €1,823 million and interest of €163 million has been charged in relation to leases.

IFRS 16 Accounting Policy

As a lessee

When the Group leases an asset a ‘right of use asset’ is recognised for the leased item and a lease liability is recognised for any lease payments due at the lease commencement date. The right of use asset is initially measured at cost, being the present value of the lease payments paid or payable, plus any initial direct costs incurred in entering the lease and less any lease incentives received.

Right of use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. The lease term is the non-cancellable period of the lease plus any periods for which the Group is ‘reasonably certain’ to exercise any extension options (see below). The useful life of the asset is determined in a manner consistent to that for owned property, plant and equipment (as described in the Group’s Annual Report and Accounts for the year ended 31 March 2019). If right-of-use assets are considered to be impaired, the carrying value is reduced accordingly.

Lease liabilities are initially measured at the value of the lease payments that are not paid at the commencement date and are usually discounted using the incremental borrowing rates of the applicable Group entity (the rate implicit in the lease is used if it is readily determinable). Lease payments included in the lease liability include both fixed payments and in-substance fixed payments during the term of the lease.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

After initial recognition, the lease liability is recorded at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate (e.g. an inflation related increase) or if the Group’s assessment of the lease term changes; any change in the lease liability as a result of these changes also results in a corresponding change in the recorded right of use asset.

As a lessor

Where the Group is a lessor, it determines at inception whether the lease is a finance or an operating lease. When a lease transfers substantially all the risks and rewards of ownership of the underlying asset then the lease is a finance lease; otherwise, the lease is an operating lease.

Where the Group is an intermediate lessor, the interest in the head lease and the sub-lease is accounted for separately and the lease classification of a sub-lease is determined by reference to the right-of-use asset arising from the head lease.

Income from operating leases is recognised on a straight-line basis over the lease term. Income from finance leases is recognised in full at lease commencement.

Lease income is recognised as other revenue for transactions that are part of the Group’s ordinary activities (primarily leases of handsets or other equipment to customers or leases of wholesale access to the Group’s fibre and cable networks). The Group uses IFRS 15 to allocate the consideration in contracts between any lease and non-lease components.

Critical accounting judgements and key sources of estimation relating to IFRS 16

Lease identification

Whether an arrangement is considered a lease or a service contract depends on the analysis by management of both the legal form and substance of the arrangement between the Group and the counter-party to determine if control of an identified asset has been passed between the parties; if not, the arrangement is a service arrangement. Control exists if the Group obtains substantially all of the economic benefit from the use of the asset, and has the ability to direct its use, for a period of time. An identified asset exists where an agreement explicitly or implicitly identifies an asset or a physically distinct portion of an asset which the lessor has no substantive right to substitute.

The scenarios requiring the greatest judgement include those where the arrangement is for the use of fibre or other fixed telecommunication lines. Generally, where the Group has exclusive use of a physical line it is determined that the Group can also direct the use of the line and therefore leases will be recognised. Where the Group provides access to fibre or other fixed telecommunication lines to another operator on a wholesale basis the arrangement will generally be identified as a lease, whereas when the Group provides fixed line services to an end-user, generally control over such lines is not passed to the end-user and a lease is not identified.

The impact of determining whether an agreement is a lease or a service depends on whether the Group is a potential lessee or lessor in the arrangement and, where the Group is a lessor, whether the arrangement is classified as an operating or finance lease. The impacts for each scenario are described below where the Group is potentially:

•             A lessee. The judgement impacts the nature and timing of both costs and reported assets and liabilities. A lease results in depreciation and interest being recognised and an asset and a liability being reported; the interest charge will decrease over the life of the lease. A service contract results in operating expenses being recognised evenly over the life of the contract and no assets or liabilities being recorded (other than trade payables, prepayments and accruals).

•             An operating lessor. The judgement impacts the nature of income recognised. An operating lease results in lease income being recognised whilst a service contract results in service revenue. Both are recognised evenly over the life of the contract.

•             A finance lessor. The judgement impacts the nature and timing of both income and reported assets. A finance lease results in the lease income being recognised at commencement of the lease and an asset (the net investment in the lease) being recorded.

Lease term

Where leases include additional optional periods after an initial lease term, significant judgement is required in determining whether these optional periods should be included when determining the lease term. The impact of this judgement is significantly greater where the Group is a lessee. As a lessee, optional periods are included in the lease term if the Group is reasonably certain it will exercise an extension option or will not exercise a termination option; this depends on an analysis by management of all relevant facts and circumstances including the leased asset’s nature and purpose, the economic and practical potential for replacing the asset and any plans that the Group has in place for the future use of the asset. Where a leased asset is highly customised (either when initially provided or as a result of leasehold improvements) or it is impractical or uneconomic to replace then the Group is more likely to judge that lease extension options are reasonably certain to be exercised. Where extension options are included the greater the value of the right-of-use asset and lease liability that will be recognised. The normal approach adopted for lease term by asset class is described below.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

The lease terms can vary significantly by type and use of asset and geography. In addition, the exact lease term is subject to the non-cancellable period and rights and options in each contract. Generally, lease terms are judged to be the longer of the minimum lease term and:

•             Between 5 and 10 years for land and buildings (excluding retail), with terms at the top end of this range if the lease relates to assets that are considered to be difficult to exit sooner for economic, practical or reputational reasons;

•             To the next contractual lease break date for retail premises (excluding breaks within the next 12 months);

•             Where leases are used to provide internal connectivity the lease term for the connectivity is aligned to the lease term or useful economic life of the assets connected; and

•             The customer service agreement length for leases of local loop connections or other assets required to provide fixed line services to individual customers.

In most instances the Group has options to renew or extend leases for additional periods after the end of the lease term which are assessed using the criteria above.

Transition disclosures

The weighted average incremental borrowing rate applied to the Group’s lease liabilities recognised in the balance sheet at 1 April 2019 was 3.5%.

The Group’s undiscounted operating lease commitments at 31 March 2019 were €10.8bn; the most significant differences between the IAS 17 lease commitments  and the lease liabilities recognised on transition to IFRS 16 are set out below:

€bn
Operating lease commitments at 31 March 2019	10.8
Less effect of discounting on payments included in the operating lease commitment	(1.6)
Plus lease liabilities in respect of additional ‘reasonably certain’ lease extensions assumed under IFRS 16	0.8
Plus finance lease liabilities already reported under IAS 17	0.3
Lease liability opening balance reported at 1 April 2019	10.3

The Group applied the lease identification requirements of IFRS 16 at the date of adoption and no material changes to the Group’s lease portfolio were identified.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

The impact of the adoption of IFRS 16 on the consolidated statement of financial position at 1 April 2019 is set out below.

Consolidated statement of financial position

	31 March 2019	Impact of adoption of IFRS 16	1 April 2019
	€m	€m	€m
Non-current assets
Goodwill	23,353	—	23,353
Other intangible assets	17,652	—	17,652
Property, plant and equipment	27,432	10,226	37,658
Investments in associates and joint ventures	3,952	(270)	3,682
Other investments	870	—	870
Deferred tax assets	24,753	—	24,753
Post employment benefits	94	—	94
Trade and other receivables	5,170	21	5,191
Of which: Net investments in leases	3	133	136
	103,276	9,977	113,253
Current assets
Inventory	714	—	714
Taxation recoverable	264	—	264
Trade and other receivables	12,190	(339)	11,851
Of which: Net investments in leases	1	19	20
Other investments	13,012	—	13,012
Cash and cash equivalents	13,637	—	13,637
	39,817	(339)	39,478
Assets held for sale	(231)	—	(231)
Total assets	142,862	9,638	152,500

Equity
Called up share capital	4,796	—	4,796
Additional paid-in capital	152,503	—	152,503
Treasury shares	(7,875)	—	(7,875)
Accumulated losses	(116,725)	(261)	(116,986)
Accumulated other comprehensive income	29,519	—	29,519
Total attributable to owners of the parent	62,218	(261)	61,957

Non-controlling interests	1,227	4	1,231
Total non-controlling interests	1,227	4	1,231

Total equity	63,445	(257)	63,188

Non-current liabilities
Long-term borrowings	48,685	7,394	56,079
Deferred tax liabilities	478	—	478
Post employment benefits	551	—	551
Provisions	1,242	(9)	1,233
Trade and other payables	2,938	(37)	2,901
	53,894	7,348	61,242
Current liabilities
Short-term borrowings	4,270	2,646	6,916
Financial liabilities under put option arrangements	1,844	—	1,844
Taxation liabilities	596	—	596
Provisions	1,160	(76)	1,084
Trade and other payables	17,653	(23)	17,630
	25,523	2,547	28,070
Liabilities held for sale	—	—	—
Total equity and liabilities	142,862	9,638	152,500

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

2                 Segmental analysis

The Group has a single group of related services and products being the supply of communications services and products. Revenue is attributed to a country or region based on the location of the Group company reporting the revenue. The segmental revenue and profit of Vodafone India were included in discontinued operations in the comparative period. See note 5 “Discontinued operations and assets and liabilities held for sale” for details.

The Group’s revenue and profit is disaggregated as follows:

	Service revenue	Equipment revenue	Revenue from contracts with customers	Interest income	Other revenue[1]	Total segment revenue	Adjusted EBITDA
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2019
Germany	4,961	495	5,456	14	120	5,590	2,352
Italy	2,424	256	2,680	4	25	2,709	1,006
UK	2,451	598	3,049	34	68	3,151	658
Spain	1,966	157	2,123	13	25	2,161	460
Other Europe	2,392	253	2,645	9	36	2,690	872
Eliminations	(74)	—	(74)	—	(2)	(76)	—
Europe	14,120	1,759	15,879	74	272	16,225	5,348
Vodacom	2,217	416	2,633	2	99	2,734	1,019
Other Markets	2,024	299	2,323	2	26	2,351	755
Eliminations	—	—	—	—	—	—	—
Rest of the World	4,241	715	4,956	4	125	5,085	1,774
Common Functions	240	24	264	—	523	787	(17)
Eliminations	(57)	—	(57)	—	(101)	(158)	—
Group	18,544	2,498	21,042	78	819	21,939	7,105

	Service revenue	Equipment revenue	Revenue from contracts with customers	Interest income	Other revenue[1]	Total segment revenue	Adjusted EBITDA
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2018 (restated)[2]
Germany	4,577	516	5,093	14	73	5,180	2,082
Italy	2,512	351	2,863	—	35	2,898	1,058
UK	2,460	611	3,071	25	35	3,131	675
Spain	2,162	205	2,367	9	33	2,409	529
Other Europe	2,238	263	2,501	10	29	2,540	833
Eliminations	(62)	—	(62)	—	(3)	(65)	—
Europe	13,887	1,946	15,833	58	202	16,093	5,177
Vodacom	2,199	431	2,630	6	82	2,718	1,070
Other Markets	1,990	454	2,444	3	12	2,459	673
Eliminations	—	—	—	—	—	—	—
Rest of the World	4,189	885	5,074	9	94	5,177	1,743
Common Functions	246	15	261	2	475	738	(5)
Eliminations	(54)	—	(54)	—	(106)	(160)	—
Group	18,268	2,846	21,114	69	665	21,848	6,915

Notes:

1.             Other revenue includes lease revenue.

2.             Revenue for the comparative period has been revised for the allocation of, and timing of recognition for, equipment and service revenue compared to amounts previously disclosed in the condensed consolidated financial statements for the six months ended 30 September 2018. Service revenue decreased by €172 million (Germany: €(9) million, UK: €(94) million, Other Europe: €(15) million, Common Functions: €(54) million. Equipment revenue increased by €170 million (Germany: €73 million, UK: €94 million, Other Europe: €1 million, Common Functions: €2 million). This resulted in a net reduction in revenue from contracts with customers of €2 million (Germany: €64 million, Other Europe: €(14) million, Common Functions €(52) million). This was offset by an increase in other revenue of €54 million (Other Europe: €1 million, Common Functions: €53 million), resulting in an increase of €52 million for total segment revenue (Germany: €64 million, Other Europe €(13) million, Common Functions: €1 million). Adjusted EBITDA increased by €42 million.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

2                 Segmental analysis

The Group’s measure of segment profit and adjusted EBITDA, after depreciation on lease-related right of use assets and interest on leases but excluding depreciation and amortisation, gains/losses on disposal for owned fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans, the Group’s share of adjusted results in associates and joint ventures and other income and expense. A reconciliation of adjusted EBITDA to operating profit/(loss) is shown below. For a reconciliation of operating profit/(loss) to loss for the financial period, see the consolidated income statement on page 31.

	Six months ended 30 September
	2019	2018 (restated)[1]
	€m	€m
Adjusted EBITDA	7,105	6,915
Depreciation, amortisation and loss on disposal of fixed assets	(4,874)	(4,773)
Share of adjusted results in equity accounted associates and joint ventures[2]	(550)	(8)
Adjusted operating profit	1,681	2,134
Impairment loss	—	(3,495)
Restructuring costs	(163)	(95)
Amortisation of acquired customer bases and brand intangible assets	(232)	(317)
Other income and expense	(872)	(256)
Interest on lease liabilities	163	—
Operating profit/(loss)	577	(2,029)

Notes:

1.             Revenue for the comparative period has been revised for the allocation of, and timing of recognition for, equipment and service revenue compared to amounts previously disclosed in the condensed consolidated financial statements for the six months ended 30 September 2018. As a result, adjusted EBITDA increased by €42 million.

2.             Share of adjusted results in equity accounted associates and joint ventures excludes amortisation of acquired customer bases and brand intangible assets, restructuring costs and other costs of €2.1 billion (2018: €0.4 billion) which are included in amortisation of acquired customer base and brand intangible assets, restructuring costs and other income and expense respectively.

The Group’s non-current assets are disaggregated as follows:

		31 March 2019
	30 September 2019	(restated)[1]
	€m	€m
Non-current assets[2]
Germany	48,777	24,529
Italy	11,059	11,031
UK	7,974	7,405
Spain	8,262	7,438
Other Europe	10,290	7,093
Europe	86,362	57,496
Vodacom	6,105	5,503
Other Markets	3,015	3,429
Rest of the World	9,120	8,932
Common Functions	2,212	2,009
Group	97,694	68,437

Notes:

1.             Amounts have been re-presented to show segment assets on an IFRS 15 basis which were previously reported at 31 March 2019 on an IAS 18 basis.

2.             Comprises goodwill, other intangible assets and property, plant and equipment (including right-of-use assets).

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

3                 Impairment review

Impairment testing was performed at 30 September 2019 and 30 September 2018. The methodology adopted for impairment testing for the six months ended 30 September 2019 was consistent with that disclosed on page 117 and pages 130 to 135 of the Group’s annual report for the year ended 31 March 2019.

Consistent with prior periods, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. For the purpose of impairment testing as at 30 September 2019, European Liberty Global assets have been excluded from existing cash-generating units.

Value in use assumptions

The table below shows key assumptions used in the value in use calculations at 30 September 2019:

	Assumptions used in value in use calculation
	Germany	Italy	Spain	Romania
	%	%	%	%
Pre-tax risk adjusted discount rate	8.3	10.4	9.3	10.7
Long-term growth rate	0.5	1.0	0.5	1.0
Projected adjusted EBITDA[1]	2.2	(0.5)	9.8	4.8
Projected capital expenditure[2]	17.3-19.7	12.1-14.1	16.8-18.2	11.2-12.4

Sensitivity analysis

The estimated recoverable amounts of the Group’s operations in Germany, Italy, Spain and Romania exceed their carrying values by €7.1 billion, €2.7 billion, €0.6 billion and €0.3 billion, respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the six months ended 30 September 2019.

	Change required for carrying value to equal recoverable amount
	Germany	Italy	Spain	Romania
	pps	pps	pps	pps
Pre-tax risk adjusted discount rate	2.0	2.5	0.6	2.7
Long-term growth rate	(2.1)	(2.6)	(0.7)	(3.4)
Projected adjusted EBITDA[1]	(4.9)	(4.5)	(1.4)	(4.8)
Projected capital expenditure[2]	17.1	12.1	3.0	8.5

Management considered the following reasonably possible changes in the key adjusted EBITDA1 and long-term growth rate assumptions, leaving all other assumptions unchanged. The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table below.

Management believes that no reasonably possible or foreseeable change in the pre-tax adjusted discount rate or projected capital expenditure2 would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount.

	Recoverable amount less carrying value
	Germany	Italy	Spain	Romania
	€bn	€bn	€bn	€bn
Base case as at 30 September 2019	7.1	2.7	0.6	0.3
Change in projected adjusted EBITDA[1]
Decrease by 2pps	4.1	1.4	(0.2)	0.1
Increase by 2pps	10.5	4.0	1.4	0.4
Change in long-term growth rate
Decrease by 1pps	3.2	1.5	(0.3)	0.2
Increase by 1pps	12.6	4.3	1.6	0.4

The carrying values for Vodafone UK, Ireland and Portugal include goodwill arising from their acquisition by the Group and/or the purchase of operating licences or spectrum rights. While the recoverable amounts for these operating companies are not materially greater than their carrying value, each has a lower risk of giving rise to impairment that would be material to the Group given their relative size or the composition of their carrying value.

If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised in the six months ended 30 September 2019.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

	Change required for carrying value to equal the recoverable amount
	UK	Ireland	Portugal
	pps	pps	pps
Pre-tax risk adjusted discount rate	0.8	0.5	1.3
Long-term growth rate	(0.8)	(0.6)	(1.3)
Projected adjusted EBITDA[1]	(1.8)	(1.1)	(2.7)
Projected capital expenditure[2]	3.6	4.1	7.1

Notes:

1.            Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.

2.            Projected capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

VodafoneZiggo

The recoverable amount for VodafoneZiggo is not materially greater than its carrying value. If adverse impacts of economic, competitive, regulatory or other factors were to cause significant deterioration in the operations of VodafoneZiggo and the entity’s expected future cash flows, this may lead to an impairment loss being recognised.

4                 Taxation

	Six months ended 30 September
		2018
	2019	(restated)[1]
	€m	€m
United Kingdom corporation tax (expense)/income[2]:
Current year	(14)	1
Adjustments in respect of prior years	(10)	(6)
Overseas current tax (expense)/income:
Current year	(474)	(589)
Adjustments in respect of prior years	14	19
Total current tax expense	(484)	(575)

Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	144	39
Overseas deferred tax	(1,040)	(884)
Total deferred tax expense	(896)	(845)
Total income tax expense	(1,380)	(1,420)

Note:

1.             Revenue for the comparative period has been revised for the allocation of, and timing of recognition for, equipment and service revenue compared to amounts previously disclosed in the condensed consolidated financial statements for the six months ended 30 September 2018. As a result, the overseas deferred tax charge has increased by €11 million from €873 million to €884 million and the total income tax expense increased by €11 million.

2.             UK operating profits are largely offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the €10.3 billion of spectrum payments to the UK government in 2000 and 2013.

The six months ended 30 September 2019 includes a reduction in our deferred tax assets in Luxembourg of €868 million (2018: €nil) following a reduction in the Luxembourg corporate tax rate and deferred tax on the use of Luxembourg losses of €200 million (2018: €185 million). The Group expects to use its losses in Luxembourg over a period of between 50 and 55 years and the losses in Germany over a period of between 9 and 11 years. The actual use of these losses and the period over which they may be used is dependent on many factors which may change. These factors include the level of profitability in both Luxembourg and Germany, changes in tax law and changes to the structure of the Group. Further details about the Group’s tax losses can be found in note 6 of the Group’s consolidated financial statements for the year ended 31 March 2019.

Overseas deferred tax expense for the six months ended 30 September 2018 includes the derecognition of a deferred tax asset of €1,048 million in Spain following a reassessment of expected future business performance and consequently lower projected cash flows. It also includes an increase in the deferred tax assets in Luxembourg of €159 million resulting from the tax treatment of the revaluation of investments following completion and approval of the Luxembourg statutory accounts and tax returns.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

5                 Discontinued operations and assets and liabilities held for sale

In the comparative period, Vodafone combined its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular in India. Consequently, Vodafone India was accounted for as a discontinued operation for all periods up to 31 August 2018, the date the transaction completed, the results of which are detailed below.

Income statement of discontinued operations

	Six months	Five months
	ended	ended
	30 September	31 August
	2019	2018
	€m	€m
Revenue	—	1,561
Cost of sales	—	(1,185)
Gross profit	—	376
Selling and distribution expenses	—	(92)
Administrative expenses	—	(134)
Operating profit	—	150
Financing costs	—	(321)
Loss before taxation	—	(171)
Income tax credit	—	56
Loss after tax of discontinued operations	—	(115)

Loss on sale of disposal group	—	(3,420)

Loss for the period from discontinued operations	—	(3,535)

Loss per share from discontinued operations

	eurocents	eurocents
- Basic	—	(12.87c	)
- Diluted	—	(12.87c	)

Total comprehensive expense for the period from discontinued operations

	€m	€m
Attributable to owners of the parent	—	(3,535)

For the five months ended 31 August 2018, the Group recorded a loss on disposal of Vodafone India of €3,420 million as set out in note 8 “Acquisitions and disposals”. This loss is presented within discontinued operations.

Assets and liabilities held for sale

Assets and liabilities held for sale at 30 September 2019 comprise:

•             Certain network-related assets and liabilities in Italy, which will be sold into a joint venture tower company following the announcement on 26 July 2019 of a new network sharing arrangement with Telecom Italia Group; and

•             A 12.6% interest from our 42.0% stake in Indus Towers and a 24.95% interest in Vodafone Hutchison Australia.

The relevant assets and liabilities are detailed in the table below.

	30 September	31 March
	2019	2019
	€m	€m
Non-current assets	726	(231)
Current assets	123	—
Total assets held for sale	849	(231)

Non-current liabilities	(234)	—
Current liabilities	(98)	—
Total liabilities held for sale	(332)	—

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

6                 Earnings per share

	Six months ended 30 September
	2019	2018
	Millions	Millions
Weighted average number of shares for basic earnings per share	29,410	27,462
Effect of dilutive potential shares: restricted shares and share options	—	—
Weighted average number of shares for diluted earnings per share	29,410	27,462

Six months ended 30 September
2018
	2019		(restated)[1]
Earnings per share attributable to owners of the parent during the period	€m		€m
Loss for earnings per share from continuing operations	(2,128)		(4,399)
Loss for earnings per share from discontinued operations	—		(3,535)
Loss for basic and diluted earnings per share	(2,128)		(7,934)

	eurocents		eurocents
Basic loss per share from continuing operations	(7.24c	)	(16.02c	)
Basic loss per share from discontinued operations	—		(12.87c	)
Basic loss per share	(7.24c	)	(28.89c	)

Diluted loss per share from continuing operations	(7.24c	)	(16.02c	)
Diluted loss per share from discontinued operations	—		(12.87c	)
Diluted loss per share	(7.24c	)	(28.89c	)

Note:

1.             Revenue presented for the comparative period has been revised for the allocation of, and timing of recognition for, equipment and service revenue compared to amounts previously disclosed in the condensed consolidated financial statements for the six months ended 30 September 2018. As a result, the loss for basic and diluted earnings per share decreased by €31 million and (i) basic loss per share from continuing operations, (ii) basic loss per share, (iii) diluted loss per share from continuing operations and (iv) diluted loss per share each decreased by 0.11c.

7                 Dividends

	Six months ended 30 September
	2019	2018
	€m	€m
Declared during the financial period:
Final dividend for the year ended 31 March 2019: 4.16 eurocents per share (2018: 10.23 eurocents per share)	1,112	2,729

Proposed after the end of the reporting period and not recognised as a liability:
Interim dividend for the year ending 31 March 2020: 4.50 eurocents per share (2019: 4.84 eurocents per share)	1,205	1,293

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

8                 Acquisitions and disposals

Acquisitions

The aggregate cash consideration in respect of purchase of interests in subsidiaries, net of cash acquired, is as follows:

	Six months ended 30 September
	2019	2018
	€m	€m
Cash consideration paid
European Liberty Global assets	10,295	—
Other acquisitions during the period	29	69
Net cash acquired	(122)	(7)
	10,202	62

European Liberty Global assets

On 31 July 2019, the Group completed the acquisition of a 100% interest in Unitymedia GmbH (‘Unitymedia’) and Liberty Global’s operations (excluding its “Direct Home” business) in the Czech Republic (‘UPC Czech’), Hungary (‘UPC Hungary’) and Romania (‘UPC Romania’) for an aggregate net cash consideration of €10,295 million. The primary reason for acquiring the businesses was to create a converged national provider of digital infrastructure in Germany, together with creating converged communications operators in the Czech Republic, Hungary and Romania.

The provisional purchase price allocation is set out in the table below.

Fair value
€m
Net assets acquired:
Identifiable intangible assets[1]	5,696
Property, plant and equipment	4,708
Inventory	16
Trade and other receivables	796
Other investments	2
Cash and cash equivalents	109
Current and deferred taxation	(1,910)
Short and long-term borrowings	(9,512)
Trade and other payables	(1,059)
Post employment benefits	(40)
Provisions	(117)
Net identifiable liabilities acquired	(1,311)
Goodwill[2]	11,620
Total consideration[3]	10,309

Notes:

1.             Identifiable intangible assets of €5,696 million consisted of customer relationships of €5,447 million, brand of €71 million and software of €178 million.

2.             The goodwill is attributable to future profits expected to be generated from new customers and the synergies expected to arise after the Group’s acquisition of the businesses.

3.             Transaction costs of €58 million were charged in the Group’s consolidated income statement in the six months ended 30 September 2019.

From the date of acquisition, the acquired entities have contributed €491 million of revenue and a loss of €11 million towards the loss before tax of the Group. If the acquisition had taken place at the beginning of the financial period, revenue would have been €22,940 million and the loss before tax would have been €481 million.

Other acquisitions

During the six months ended 30 September 2019 the Group completed certain acquisitions for an aggregate consideration of €185 million, of which €29 million has been paid in cash. The aggregate provisional fair values of goodwill, identifiable assets and liabilities of the acquired operations were €182 million, €50 million and €47 million, respectively.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

Disposals

On 31 July 2019, the Group sold its 100% interest in Vodafone New Zealand for consideration of NZD $3.4 billion (€2.0 billion). The table below summarises the net assets disposed and the resulting net gain on disposal of €1.1 billion.

The disposal in the comparative period related to the combination of Vodafone India (excluding its 42% stake in Indus Towers), previously a subsidiary, with Idea Cellular to create Vodafone Idea Limited, a company jointly controlled by Vodafone and the Aditya Birla Group.

	Six months ended 30 September
	2019	2018
	€m	€m
Goodwill	(243)	—
Other intangible assets	(155)	(6,138)
Property, plant and equipment	(783)	(3,091)
Inventory	(29)	—
Trade and other receivables	(244)	(1,572)
Investments in associates and joint ventures	(4)	—
Other investments	—	(6)
Cash and cash equivalents	—	(751)
Current and deferred taxation	(11)	(2,790)
Short and long-term borrowings	215	7,896
Trade and other payables	261	1,669
Provisions	35	720
Net assets disposed	(958)	(4,063)
Fair value of investment[2]	—	2,467
Net cash proceeds arising from the transaction	2,023	320
Other effects[1]	35	(2,144)
Net gain/(loss) on transaction[2]	1,100	(3,420)

Notes:

1.            Includes €59 million (2018: €2,079 million) of recycled foreign exchange losses.

2.            Comparative figure includes a loss of €603 million related to the re-measurement of the Group’s retained interest in Vodafone India.

9                 Investment in associates and joint arrangements

The equity accounted results for Vodafone Idea Limited (‘VIL’) for the period included an estimate for a material charge for amounts due following the recent Supreme Court of India judgement in the case Union of India v Association of Unified Telecom Service Providers of India and others regarding the definition of adjusted gross revenue (“AGR”) used to calculate regulatory fees. Further detail is provided in note 13.

The Group’s recorded share of VIL’s resulting losses has been restricted to the amount that reduces the Group’s carrying value in VIL to €nil at 30 September 2019.  The Group’s carrying value was €1,392 million at 31 March 2019 and in May 2019 the Group invested €1,410 million via a rights issue.  See page 16 for further information.

Significant uncertainties exist in relation to VIL’s ability to generate the cash flow that it needs to settle, or refinance its liabilities and guarantees as they fall due, including those relating to the AGR judgement. VIL is seeking relief from the Indian Government, including, but not limited to, granting a waiver of interest and penalties relating to the AGR judgement.

The value of the Group’s 42% shareholding in Indus Towers Limited (‘Indus’) is, in part, dependent on the income generated by Indus from tower rentals to major customers, including VIL.  Any inability of these major customers to pay such amounts in the future may result in an impairment in the carrying value of the Group’s investment in Indus (30 September 2019: €0.6 billion).

	30 September	31 March
	2019	2019
	€m	€m
Investment in joint ventures	1,841	3,399
Investment in associates	396	553
	2,237	3,952

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

10          Reconciliation of net cash flow from operating activities

		Six months ended 30 September
			2018
		2019	(restated)[1]
	Note	€m	€m
Loss for the financial period		(1,891)	(7,802)
Loss from discontinued operations		—	3,535
Loss from continuing operations		(1,891)	(4,267)
Non-operating income and expense		—	3
Investment income		(281)	(184)
Financing costs		1,369	999
Income tax expense	4	1,380	1,420
Operating profit/(loss)		577	(2,029)
Adjustments for:
Share-based payments and other non-cash charges		78	46
Depreciation and amortisation		6,782	4,871
Loss on disposal of property, plant and equipment and intangible assets		24	19
Share of result of equity accounted associates and joint ventures		2,601	430
Impairment losses		—	3,495
Other (income)/expense		(1,024)	91
Increase in inventory		(6)	(202)
Increase in trade and other receivables		(1,069)	(1,443)
(Decrease)/increase in trade and other payables		(1,341)	47
Cash generated by operations		6,622	5,325
Net tax paid		(483)	(428)
Cash flow from discontinued operations		—	(71)
Net cash flow from operating activities		6,139	4,826

Note:

1.             Revenue for the comparative period has been revised for the allocation of, and timing of recognition for, equipment and service revenue compared to amounts previously disclosed in the condensed consolidated financial statements for the six months ended 30 September 2018. As a result, the loss for the financial period decreased by €31 million, income tax expense increased by €11 million and trade and other receivables increased by €42 million. There was no impact on the net cash flow from operating activities.

11          Related party transactions

The Group has a number of related parties including joint arrangements and associates, pension schemes, directors and Executive Committee members. Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements. No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements except as disclosed below.

	Six months ended 30 September
	2019	2018
	€m	€m
Sales of goods and services to associates	12	9
Purchase of goods and services from associates	—	1
Sales of goods and services to joint arrangements	99	106
Purchase of goods and services from joint arrangements	88	94
Net interest income receivable from joint arrangements	45	49

	30 September	31 March
	2019	2019
	€m	€m
Trade balances owed:
by associates	7	1
to associates	2	3
by joint arrangements	130	193
to joint arrangements	27	25
Other balances owed by joint arrangements	1,018	997
Other balances owed to joint arrangements	177	169

In the six months ended 30 September 2019 the Group made contributions to defined benefit pension schemes of €11 million (six months ended 30 September 2018: €20 million). In addition, €0.7 million of dividends were paid to Board members and executive committee members (six months ended 30 September 2018: €3.9 million). Dividends received from associates are disclosed in the consolidated statement of cash flows.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

12          Fair value of financial instruments

The table below sets out the valuation basis1,2 of the financial instruments held at fair value by the Group:

	30 September	31 March
	2019	2019
	€m	€m
Financial assets at fair value:
Money market funds (included within Cash and cash equivalents) [1]	3,452	9,007
Debt and equity securities (included within Other investments)[2]	4,425	11,056
Derivative financial instruments (included within Trade and other receivables)	5,709	3,634
Trade receivables at fair value through Other comprehensive income (included within Trade and other receivables)	1,022	792
	14,608	24,489
Financial liabilities at fair value:
Derivative financial instruments (included within Trade and other payables)	4,399	2,444
	4,399	2,444

Notes:

1.             Items are measured at fair value and the valuation basis is Level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets.

2.             Quoted debt and equity securities of €2,128 million (31 March 2019: €4,108 million) are Level 1 classification which comprises items where fair value is determined by unadjusted quoted prices in active markets. All balances other than quoted securities are Level 2 classification which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

The fair value of the Group’s financial assets and financial liabilities held at amortised cost approximate to fair value with the exception of long-term bonds with a carrying value of €48,852 million (31 March 2019: €44,439 million) and a fair value of €51,804 million (31 March 2019: €43,616 million). Fair value is based on Level 1 of the fair value hierarchy using quoted market prices.

13          Commitments, contingent liabilities and legal proceedings

There have been no material changes to the Group’s commitments, contingent liabilities or legal proceedings during the period, except as disclosed below.

Vodafone Idea

As part of the agreement to merge Vodafone India and Idea Cellular, the parties agreed a mechanism for payments between the Group and Vodafone Idea Limited (‘VIL’) pursuant to the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, including the AGR case, and refunds relating to Vodafone India and Idea Cellular.

Any future payments by the Group to VIL as a result of this agreement would only be made after satisfaction of contractual conditions. Having considered the possible future developments for VIL, the Group has concluded that there are significant uncertainties in relation to VIL’s ability to settle the liabilities relating to the AGR judgement and has not assessed a cash outflow under the agreement to be probable at this time. The Group’s potential exposure under this mechanism is capped at INR 84 billion (€1.1 billion).

See note 9 and page 16 for further information.

Indian regulatory cases

Adjusted Gross Revenue (‘AGR’) dispute before the Supreme Court of India: Union of India v Association of Unified Telecom Service Providers of India

The Department of Telecommunications (‘DoT’) has been in dispute with telecom service providers in India for over a decade concerning the correct interpretation of licence provisions for fees based on AGR, a concept that is used in the calculation of licence and other fees payable by telecom service providers.  On an appeal to the Supreme Court from a decision of the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’) substantially upholding the telecom service providers’ interpretation of AGR, the Supreme Court on 24 October 2019 held against the telecom service providers, including VIL.  The Supreme Court’s ruling in favour of the DoT renders the telecom service providers, including VIL, liable for principal, interest, penalties and interest on penalties on demands of the DoT in relation to licence fees. The DoT demands become due and payable within three months of the Supreme Court judgement.  Based on submissions of the DoT in the Supreme Court proceedings (which the Group is unable to confirm as to their accuracy), VIL’s liability appears to be at least INR 283.1 billion (€3.7 billion) but could be substantially higher. Application may be made to seek review of the Supreme Court’s decision.

Litigation remains pending in the TDSAT, High Courts and the Supreme Court of India in relation to a number of significant regulatory issues including mobile termination rates, spectrum and licence fees, licence extension and 3G intracircle roaming.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

The Indian Government has sought to impose one-time spectrum charges of approximately €525 million on certain operating subsidiaries of VIL. VIL filed a petition before the TDSAT challenging the one-time spectrum charges on the basis that they are illegal, violate VIL’s licence terms and are arbitrary, unreasonable and discriminatory. The tribunal stayed enforcement of the Government’s spectrum demand pending resolution of the dispute. In July 2019, the tribunal set aside the DoT’s demand for spectrum up to 6.2MHz but upheld, in part, the demand above 6.2 MHz and gave the DoT three months to issue a new demand accordingly.  We await the revised demand.

Other cases in the Group

Patent litigation - Germany

The telecoms industry is currently involved in significant levels of patent litigation brought by non-practising entities (‘NPEs’) which have acquired patent portfolios from current and former industry companies. Vodafone is currently a party to patent litigation cases in Germany brought against Vodafone Germany by Marthon, IPCom and Intellectual Ventures. Vodafone has contractual indemnities from suppliers which have been invoked in relation to the alleged patent infringement liability.

Patent litigation - UK

On 22 February 2019, IPCom sued Vodafone Group Plc and Vodafone Limited for alleged patent infringement of two patents claimed to be essential to UMTS and LTE network standards. If IPCom can establish that one or more of its patents are valid and infringed, it could seek an injunction against the UK network if a global licence for the patents is not agreed. The Court ordered expedited trials of the infringement and validity issues. The first is in November 2019 and the second is in May 2020.  A hearing to determine any damages and licence amounts is scheduled for mid-2020.

Italy: Telecom Italia v Vodafone Italy (‘TeleTu’)

Telecom Italia brought civil claims against Vodafone Italy in relation to TeleTu’s alleged anti-competitive retention of customers. Telecom Italia seeks damages in the amount of €101 million. The Court decided on 9 June 2015 to appoint an expert to verify whether TeleTu has put in place anti-competitive retention activities. The expert prepared a draft report with a range of damages from €nil to €9 million. The final hearing took place In June 2019 with a decision expected in February 2020.

Italy: Iliad v Vodafone Italy

In August 2019, Iliad filed a claim for €500 million against Vodafone Italy in the Civil Court of Milan. The claim alleges anti-competitive behaviour in relation to portability and certain advertising campaigns by Vodafone Italy.

Italian competition regulator

On 15 February 2018, the Italian competition regulator (AGCM) started proceedings against TIM, Fastweb, Wind/3 and the national telecom industry association (Asstel) as well as Vodafone Italy (VF IT), alleging that the Italian telecoms operators shared competitively sensitive information and coordinated their initiatives in relation to their responses to a legislative change requiring them to switch from 28-day to monthly billing cycles. The telecom operators submitted their written responses to the AGCM’s Statement of Objections, denying all allegations. The final decision is due by the end of January 2020. If a fine is imposed, appeals are likely to follow.

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece, Vodafone Group Plc and certain Directors and Officers of Vodafone

In December 2013, Mr. and Mrs. Papistas, and companies owned or controlled by them, brought three claims in the Greek court in Athens against Vodafone Greece, Vodafone Group Plc and certain Directors and officers of Vodafone Greece and Vodafone Group Plc for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Approximately €1.0 billion of the claim was directed exclusively at two former Directors of Vodafone. The balance of the claim (approximately €285.5 million) was sought from Vodafone Greece and Vodafone Group Plc on a joint and several basis. Both cases were adjourned to a hearing in September 2018, at which the plaintiffs withdrew all of their claims against Vodafone and its Directors. On 31 December 2018, the plaintiff filed a new, much lower value claim against Vodafone Greece, removing the individual Directors and Vodafone Group Plc as defendants. On 5 April 2019, Mr Papistas withdrew this latest lawsuit, but in October 2019 filed several new cases against Vodafone Greece with a total value of approximately €330 million.

14          Other matters

Vodafone Spain

On 25 April 2019, Vodafone Spain and Orange signed a new mobile and fixed network sharing agreement in Spain, which will strengthen their existing partnership and enable the faster deployment of 5G over a wider geographic area. The agreement establishes a more economically efficient investment model for future network deployment, is more environmentally sensitive and will bring the benefit of more rapid 5G adoption to the Spanish economy.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

Vodafone Germany

On 12 June 2019, Vodafone Germany acquired radio spectrum for next-generation 5G mobile networks at the Federal Network Agency auction for a total cost of €1.88 billion. It secured 90 MHz in the 3.6 GHz band and 40 MHz of 2100 MHz spectrum.

Vodafone UK

On 24 July 2019, Vodafone UK and O2 Telefónica UK Limited (“O2”) announced an agreement to share 5G active equipment, such as radio antennas, on joint network sites across the UK. This means more people will get 5G sooner, helping to build a competitive digital economy and encouraging innovative new services that use 5G’s speed and greater reliability.

In addition, Vodafone UK and O2 are proceeding to explore potential monetisation options for the parties’ 50:50 jointly owned passive tower infrastructure.

Vodafone Italy

On 26 July 2019, Vodafone Italy and Telecom Italia Group (“TIM”) announced the creation of an active network sharing partnership for 4G and 5G and the expansion of their existing passive sharing agreement.

Vodafone also agreed to merge its passive tower infrastructure in Italy (“Vodafone Italy Towers”) into INWIT SpA (“INWIT”) (the “Combination”). As part of the Combination, Vodafone will receive a cash consideration of €2,140 million and a 37.5% shareholding in the combined entity, which will remain listed on the Milan Stock Exchange. Vodafone and TIM intend to retain joint control of INWIT, but over time will consider jointly reducing their respective ownership levels from 37.5% to a minimum of 25.0%.  The combination is subject to regulatory approval.

European tower infrastructure

On 26 July 2019, Vodafone announced that its’ European tower infrastructure will be legally separated into a new organisation with a dedicated management team. Preparations are underway for a variety of monetisation alternatives, to be executed during the next 15 months (depending on market conditions), including a potential IPO.

Vodafone New Zealand

On 31 July 2019, Vodafone completed the sale of 100% of Vodafone New Zealand Limited to a consortium comprising Infratil Limited and Brookfield Asset Management Inc. for a cash consideration equivalent to an Enterprise Value of NZ$3.4 billion (€2.0 billion).

Vodafone and Vodafone New Zealand have now entered into a Partner Market agreement, which includes use of the Vodafone brand, preferential roaming arrangements, access to Vodafone’s global IoT platform and central procurement function, and a range of services for the business and consumer markets.

Board changes

David Thodey was appointed as a Non-Executive Director with effect from 1 September 2019.

Samuel Jonah KBE did not seek re-election as a Non-Executive Director at the annual general meeting held on 23 July 2019 and therefore ceased to be a Director on that date.

15          Subsequent events

Vodafone UK and Virgin Media

On 6 November 2019, Vodafone UK and Virgin Media agreed a five year deal to bring innovative new services, including 5G, to more than three million mobile customers and to provide further flexibility for Virgin Media to grow its mobile operation.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2019

The new Mobile Virtual Network Operator (MVNO) agreement, which runs until 2026, will see Vodafone supply wholesale mobile network services, including both voice and data, to Virgin Mobile and Virgin Media Business. Virgin Media will have full access to all of Vodafone’s current services and future technologies, such as Vodafone’s expanding 5G network, enabling new product advancements and benefits for its customers.

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported operating results, non-GAAP performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

For the six months ended 30 September 2019, a revised definition for adjusted EBITDA has been applied. This restricts the period-on-period comparability of certain of the Group’s non-GAAP performance measures.

Further information on the use of non-GAAP performance measures is outlined on pages 231 to 233 of the Group’s annual report for the financial year ended 31 March 2019.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons:

•             It is used for internal performance reporting;

•             It is used in setting director and management remuneration; and

•             It is useful in connection with discussion with the investment analyst community.

A reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, is provided in the section “Financial results” beginning on page 10.

Revised definition of adjusted EBITDA

For the six months ended 30 September 2019, a revised definition for adjusted EBITDA has been applied, as follows: operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal for owned fixed assets and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

For the six months ended 30 September 2018, adjusted EBITDA is operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to the reflective of the underlying performance of the Group.

Use of adjusted EBITDA

We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted EBIT, adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.

Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance.

A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in the section “Financial results” beginning on page 10.

Group adjusted EBIT, adjusted operating profit and adjusted earnings per share

Group adjusted EBIT and adjusted operating profit exclude impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, other operating income and expense and other significant one-off items. Adjusted EBIT also excludes the share of results in associates and joint ventures. Adjusted earnings per share also excludes certain foreign exchange rate differences, together with related tax effects.

We believe that it is both useful and necessary to report these measures for the following reasons:

•             These measures are used for internal performance reporting;

•             These measures are used in setting director and management remuneration; and

•             They are useful in connection with discussion with the investment analyst community and debt rating agencies.

Reconciliations of adjusted EBIT, adjusted operating profit and adjusted earnings per share to the respective closest equivalent GAAP measures, operating profit and basic earnings per share, respectively, are provided in the section “Financial results” beginning on page 10.

USE OF NON-GAAP FINANCIAL INFORMATION

Cash flow measures and capital additions

In presenting and discussing our reported results, free cash flow (pre-spectrum), free cash flow, capital additions and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•             Free cash flow (pre-spectrum) and free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow (pre-spectrum) and capital additions do not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases;

•             Free cash flow facilitates comparability of results with other companies, although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•             These measures are used by management for planning, reporting and incentive purposes; and

•             These measures are useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow, free cash flow (pre-spectrum) and free cash flow, is provided below.

	Six months ended 30 September
	2019	2018
	€m	€m
Net cash flow from operating activities	6,139	4,826
Net tax paid	483	428
Cash flow from discontinued operations	—	71
Cash generated by operations (refer to note 10)	6,622	5,325
Capital additions	(3,000)	(3,067)
Working capital movement in respect of capital additions	(713)	(821)
Disposal of property, plant and equipment	21	4
Restructuring payments	302	97
Payments in respect of lease liabilities	(1,841)	—
Fees paid in respect of acquisitions of subsidiaries	4	—
Operating free cash flow	1,395	1,538
Taxation	(483)	(395)
Dividends received from associates and investments	63	305
Dividends paid to non-controlling shareholders in subsidiaries	(169)	(185)
Interest received and paid	(412)	(369)
Free cash flow (pre-spectrum)	394	894
Licence and spectrum payments	(58)	(231)
Restructuring payments	(302)	(97)
Free cash flow	34	566

USE OF NON-GAAP FINANCIAL INFORMATION

Other

A summary of certain other non-GAAP performance measures included in this results announcement, together with details of where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP performance measure	Closest equivalent GAAP measure	Location in this results announcement of reconciliation and further information
Adjusted profit attributable to owners of the parent	Loss attributable to owners of the parent	Adjusted earnings per share on page 18

Certain of the statements within the section titled “Chief Executive’s Statement” on pages 3 to 7 contain forward-looking non-GAAP performance measures for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Certain of the statements within the section titled “Guidance” on page 8 contain forward-looking non-GAAP performance measures which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

Organic growth and change at constant exchange rates

All amounts in this document marked with an “*” represent “organic growth”, which presents performance on a comparable basis in terms of merger and acquisition activity (notably by excluding Vodafone New Zealand and the acquired European Liberty Global assets), movements in foreign exchange rates and the impact of the implementation of IFRS 16 ‘Leases’.

“Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only.

Whilst neither of these measures are intended to be a substitute for reported growth, nor are they superior to reported growth, we believe that these measures provide useful and necessary information to investors and other interested parties for the following reasons:

•             They provide additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•             They are used for internal performance analysis; and

•             They facilitate comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Reconciliations of organic growth to reported growth are shown where used or in the tables below.

USE OF NON-GAAP FINANCIAL INFORMATION

				Other activity
		2018	Reported	(including	Foreign	Organic
	2019	(restated)[1]	growth	M&A)	exchange	growth*
	€m	€m	%	pps	pps	%
Six months ended 30 September
Revenue
Germany	5,590	5,180	7.9	(7.8)	—	0.1
Italy	2,709	2,898	(6.5)	—	—	(6.5)
UK	3,151	3,131	0.6	—	0.5	1.1
Spain	2,161	2,409	(10.3)	—	—	(10.3)
Other Europe	2,690	2,540	5.9	(3.9)	0.1	2.1
Eliminations	(76)	(65)
Europe	16,225	16,093	0.8	(3.1)	0.1	(2.2)
Vodacom	2,734	2,718	0.6	—	1.8	2.4
Other markets	2,351	2,459	(4.4)	9.4	2.6	7.6
Rest of the World	5,085	5,177	(1.8)	4.1	2.2	4.5
Other	787	738
Eliminations	(158)	(160)
Group	21,939	21,848	0.4	(1.7)	0.6	(0.7)

Adjusted EBITDA
Germany	2,352	2,082	13.0	(9.5)	—	3.5
Italy	1,006	1,058	(4.9)	1.4	—	(3.5)
UK	658	675	(2.5)	1.3	0.4	(0.8)
Spain	460	529	(13.0)	1.7	—	(11.3)
Other Europe	872	833	4.7	(1.5)	(0.1)	3.1
Europe	5,348	5,177	3.3	(3.5)	0.1	(0.1)
Vodacom	1,019	1,070	(4.8)	2.7	2.1	—
Other markets	755	673	12.2	11.3	(0.8)	22.7
Rest of the World	1,774	1,743	1.8	5.0	1.0	7.8
Other	(17)	(5)
Group	7,105	6,915	2.7	(1.6)	0.3	1.4

Percentage point change in adjusted EBITDA margin
Germany	42.1%	40.2%	1.9	(0.5)	—	1.4
Italy	37.1%	36.5%	0.6	0.5	—	1.1
UK	20.9%	21.6%	(0.7)	0.2	0.1	(0.4)
Spain	21.3%	22.0%	(0.7)	0.5	—	(0.2)
Other Europe	32.4%	32.8%	(0.4)	0.7	—	0.3
Europe	33.0%	32.2%	0.8	(0.1)	—	0.7
Vodacom	37.3%	39.4%	(2.1)	1.1	0.1	(0.9)
Other markets	32.1%	27.4%	4.7	0.3	(0.9)	4.1
Rest of the World	34.9%	33.7%	1.2	0.3	(0.4)	1.1
Other	-2.2%	-0.7%	(1.5)	(1.8)	(0.2)	(3.5)
Group	32.4%	31.7%	0.7	—	(0.1)	0.6

Adjusted EBIT
Group	2,231	2,142	4.2	(4.4)	0.2	—

Adjusted operating profit
Group	1,681	2,134	(21.2)	23.7	0.3	2.8

Note:

1.   The Group’s results for the six months ended 30 September 2018 have been re-presented on an IFRS 15 basis.

USE OF NON-GAAP FINANCIAL INFORMATION

				Other activity
		2018	Reported	(including	Foreign	Organic
	2019	(restated)[1]	growth	M&A)	exchange	growth*
	€m	€m	%	pps	pps	%
Six months ended 30 September
Service revenue
Germany	4,961	4,577	8.4	(8.3)	—	0.1

Mobile service revenue	2,549	2,589	(1.5)	(0.1)	—	(1.6)
Fixed service revenue	2,412	1,988	21.3	(19.0)	—	2.3
Italy	2,424	2,512	(3.5)	—	—	(3.5)

Mobile service revenue	1,839	1,976	(6.9)	—	—	(6.9)
Fixed service revenue	585	536	9.1	0.1	—	9.2
UK	2,451	2,460	(0.4)	—	0.5	0.1

Mobile service revenue	1,785	1,800	(0.8)	—	0.4	(0.4)
Fixed service revenue	666	660	0.9	—	0.4	1.3
Spain	1,966	2,162	(9.1)	0.4	—	(8.7)
Other Europe	2,392	2,238	6.9	(4.3)	0.1	2.7

Of which: Ireland	424	419	1.2	(1.3)	—	(0.1)
Of which: Portugal	492	472	4.2	0.1	—	4.3
Of which: Greece	455	426	6.8	(2.7)	—	4.1
Eliminations	(74)	(62)	19.4	—	(0.3)	19.1
Europe	14,120	13,887	1.7	(3.4)	0.1	(1.6)
Vodacom	2,217	2,199	0.8	—	1.6	2.4

Of which: South Africa	1,589	1,639	(3.1)	—	3.4	0.3
Of which: International operations	628	558	12.5	—	(3.4)	9.1
Other markets	2,024	1,990	1.7	12.3	1.4	15.4

Of which: Turkey	933	871	7.1	—	11.5	18.6
Of which: Egypt	669	520	28.7	—	(14.0)	14.7
Eliminations	—	—	—	—	44.4	44.4
Rest of the World	4,241	4,189	1.2	4.9	1.6	7.7
Other	240	246	(2.4)	2.0	(0.3)	(0.7)
Eliminations	(57)	(54)	5.6	0.8	1.2	7.6
Total service revenue	18,544	18,268	1.5	(1.6)	0.4	0.3
Other revenue	3,395	3,580	(5.2)	(2.1)	1.6	(5.7)
Revenue	21,939	21,848	0.4	(1.7)	0.6	(0.7)

Six months ended 30 September
Other growth metrics
Vodafone Business Revenue	5,252	5,251	—	0.5	0.3	0.8
Germany - Mobile retail revenue excl. regulatory impact	2,475	2,447	1.1	(0.1)	—	1.0
Germany - Fixed retail revenue	2,312	1,879	23.0	(20.1)	—	2.9
Germany - Retail revenue	4,762	4,326	10.1	(8.8)	—	1.3
Germany - Net operating costs	(1,349)	(1,262)	6.9	(11.4)	—	(4.5)
Italy - Net operating costs	(552)	(587)	(6.0)	(1.9)	—	(7.9)
Spain - Net operating costs	(566)	(594)	(4.7)	(1.4)	—	(6.1)
UK - Net operating costs	(870)	(912)	(4.6)	(0.8)	0.3	(5.1)
UK - Adjusted EBITDA margin excl. Cloud partnership and licence fee drag	21.4%	21.1%	0.3	—	0.3	0.6
South Africa - Service revenue excl. one-off benefit in the prior year	1,589	1,621	(2.0)	—	3.5	1.5
Turkey - Adjusted EBITDA	309	265	16.6	4.6	11.4	32.6
Egypt - Adjusted EBITDA	329	245	34.3	1.2	(14.8)	20.7

Note:

1.   The Group’s results for the six months ended 30 September 2018 have been re-presented on an IFRS 15 basis.

USE OF NON-GAAP FINANCIAL INFORMATION

				Other activity
		2018	Reported	(including	Foreign	Organic
	2019	(restated)[1]	growth	M&A)	exchange	growth*
	€m	€m	%	pps	pps	%
Quarter ended 30 September
Service revenue
Germany	2,696	2,320	16.2	(16.4)	—	(0.2)

Mobile service revenue	1,289	1,321	(2.4)	(0.3)	—	(2.7)
Fixed service revenue	1,407	999	40.8	(37.8)	—	3.0
Italy	1,226	1,267	(3.2)	—	—	(3.2)

Mobile service revenue	934	999	(6.5)	—	—	(6.5)
Fixed service revenue	292	268	9.0	0.1	—	9.1
UK	1,218	1,231	(1.1)	—	1.1	—

Mobile service revenue	888	905	(1.9)	—	1.2	(0.7)
Fixed service revenue	330	326	1.2	—	1.0	2.2
Spain	978	1,068	(8.4)	0.4	—	(8.0)
Other Europe	1,264	1,141	10.8	(7.6)	0.1	3.3

Of which: Ireland	215	208	3.4	(2.5)	—	0.9
Of which: Portugal	254	241	5.4	(0.1)	—	5.3
Of which: Greece	237	224	5.8	(1.4)	—	4.4
Eliminations	(44)	(36)	22.2	—	(0.6)	21.6
Europe	7,338	6,991	5.0	(6.6)	0.2	(1.4)
Vodacom	1,139	1,086	4.9	—	(1.3)	3.6

Of which: South Africa	811	794	2.1	—	(0.3)	1.8
Of which: International operations	329	292	12.7	—	(3.0)	9.7
Other markets	988	971	1.8	19.5	(4.9)	16.4

Of which: Turkey	499	402	24.1	—	(4.3)	19.8
Of which: Egypt	356	272	30.9	—	(15.3)	15.6
Eliminations	—	—	—	23.3	16.7	40.0
Rest of the World	2,127	2,057	3.4	8.5	(3.0)	8.9
Other	117	115	1.7	1.8	(0.8)	2.7
Eliminations	(32)	(25)	28.0	0.7	5.0	33.7
Total service revenue	9,550	9,138	4.5	(3.2)	(0.6)	0.7
Other revenue	1,736	1,808	(4.0)	(1.7)	(0.1)	(5.8)
Revenue	11,286	10,946	3.1	(3.0)	(0.5)	(0.4)

Quarter ended 30 September
Other growth metrics
Vodafone Business Revenue	2,596	2,593	0.1	0.9	(0.1)	0.9
Germany - Mobile retail revenue excl. regulatory impact	1,254	1,252	0.2	(0.3)	—	(0.1)
Germany - Fixed retail revenue	1,355	945	43.4	(40.0)	—	3.4
Germany - Retail revenue	2,594	2,197	18.1	(17.4)	—	0.7
South Africa - Service revenue excl. one-off benefit in the prior year	811	776	4.5	—	(0.3)	4.2

Note:

1.   The Group’s results for the quarter ended 30 September 2018 have been re-presented on an IFRS 15 basis.

USE OF NON-GAAP FINANCIAL INFORMATION

				Other activity
		2018	Reported	(including	Foreign	Organic
	2019	(restated)[1]	growth	M&A)	exchange	growth*
	€m	€m	%	pps	pps	%
Quarter ended 30 June
Service revenue
Germany	2,265	2,257	0.4	—	—	0.4

Mobile service revenue	1,260	1,268	(0.6)	0.1	—	(0.5)
Fixed service revenue	1,005	989	1.6	(0.1)	—	1.5
Italy	1,198	1,245	(3.8)	—	—	(3.8)

Mobile service revenue	905	977	(7.4)	—	—	(7.4)
Fixed service revenue	293	268	9.3	(0.1)	—	9.2
UK	1,233	1,229	0.3	—	(0.2)	0.1

Mobile service revenue	897	895	0.2	—	(0.2)	—
Fixed service revenue	336	334	0.6	—	(0.3)	0.3
Spain	988	1,094	(9.7)	0.4	—	(9.3)
Other Europe	1,128	1,097	2.8	(0.8)	0.1	2.1

Of which: Ireland	209	211	(0.9)	(0.2)	—	(1.1)
Of which: Portugal	238	231	3.0	0.2	—	3.2
Of which: Greece	218	202	7.9	(4.2)	—	3.7
Eliminations	(30)	(26)
Europe	6,782	6,896	(1.7)	—	—	(1.7)
Vodacom	1,078	1,113	(3.1)	—	4.2	1.1

Of which: South Africa	778	845	(7.9)	—	6.7	(1.2)
Of which: International operations	299	266	12.4	—	(3.8)	8.6
Other markets	1,036	1,019	1.7	—	8.3	10.0

Of which: Turkey	434	469	(7.5)	—	24.7	17.2
Of which: Egypt	313	248	26.2	—	(12.6)	13.6
Rest of the World	2,114	2,132	(0.8)	—	6.1	5.3
Other	123	131
Eliminations	(25)	(29)
Total service revenue	8,994	9,130	(1.5)	(0.1)	1.4	(0.2)
Other revenue	1,659	1,772	(6.4)	(2.0)	3.3	(5.1)
Revenue	10,653	10,902	(2.3)	(0.3)	1.7	(0.9)

Quarter ended 30 June
Other growth metrics
Vodafone Business revenue	2,655	2,658	(0.1)	(0.3)	0.8	0.4
Germany - Mobile retail revenue	1,212	1,195	1.4	—	—	1.4
Germany - Mobile retail revenue excl. regulatory impact	1,222	1,195	2.3	(0.1)	—	2.2
Germany - Fixed retail revenue	956	934	2.4	—	—	2.4
Germany - Retail revenue	2,168	2,129	1.8	—	—	1.8
South Africa - Service revenue excl. one-off benefit in the prior year	778	845	(7.9)	—	6.7	(1.2)

Note:

1.   The Group’s results for the quarter ended 30 September 2018 have been re-presented on an IFRS 15 basis.

ADDITIONAL INFORMATION

Regional results for the six months ended 30 September

	Revenue		Adjusted EBITDA		Adjusted operating profit		Capital additions		Operating free cash flow
		2018		2018		2018
	2019	(restated)[1]	2019	(restated)[1]	2019	(restated)[1]	2019	2018	2019	2018
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Europe
Germany	5,590	5,180	2,352	2,082			836	786	950	943
Italy	2,709	2,898	1,006	1,058			229	282	332	640
UK	3,151	3,131	658	675			329	330	24	106
Spain	2,161	2,409	460	529			309	363	41	(3)
Other Europe
Netherlands[2]	—	—	—	—			—	—	—	—
Portugal	541	519	207	206			84	95	119	134
Greece	488	459	155	147			51	59	15	10
Other	1,668	1,568	510	480			209	193	114	110
Eliminations	(7)	(6)	—	—			—	—	—	—
Other Europe	2,690	2,540	872	833			344	347	248	254
Eliminations	(76)	(65)	—	—			—	—	—	—
Europe	16,225	16,093	5,348	5,177			2,047	2,108	1,595	1,940

Rest of the World
Vodacom	2,734	2,718	1,019	1,070			390	338	484	457
Other Markets
Turkey	1,156	1,225	309	265			114	116	(120)	(253)
Egypt	694	536	329	245			106	87	244	198
India[2]	—	—	—	—			—	—	—	—
Other	501	698	117	163			54	84	35	32
Eliminations	—	—	—	—			—	—	—	—
Other Markets	2,351	2,459	755	673			274	287	159	(23)
Eliminations	—	—	—	—			—	—	—	—
Rest of the World	5,085	5,177	1,774	1,743			664	625	643	434

Other	787	738	(17)	(5)			289	334	(843)	(836)
Eliminations	(158)	(160)	—	—			—	—	—	—
Group	21,939	21,848	7,105	6,915	1,681	2,134	3,000	3,067	1,395	1,538

Notes:

1.           The Group’s results for the six months ended 30 September 2018 have been re-presented on an IFRS 15 basis.

2.           Includes the Group’s share of the joint venture in this market.

ADDITIONAL INFORMATION

Revenue for the quarter ended 30 September

Group and Regions

	Group		Europe		Rest of the World
		2018		2018		2018
	2019	(restated)[1]	2019	(restated)[1]	2019	(restated)[1]
	€m	€m	€m	€m	€m	€m

Mobile customer revenue	5,757	5,784	4,049	4,167	1,701	1,613
Mobile incoming revenue	437	451	301	322	150	139
Other service revenue	520	508	348	358	109	86
Mobile service revenue	6,714	6,743	4,698	4,847	1,960	1,838
Fixed service revenue	2,836	2,395	2,640	2,144	167	219
Service revenue	9,550	9,138	7,338	6,991	2,127	2,057
Other revenue	1,736	1,808	1,095	1,145	411	468
Revenue	11,286	10,946	8,433	8,136	2,538	2,525

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	€m	%	€m	%	€m
Revenue	3.1%	(0.4)%	3.7%	(2.2)%	0.5%	5.7%
Service revenue	4.5%	0.7%	5.0%	(1.4)%	3.4%	8.9%

Operating Companies

	Germany		Italy		UK
		2018		2018		2018
	2019	(restated)[1]	2019	(restated)[1]	2019	(restated)[1]
	€m	€m	€m	€m	€m	€m

Mobile customer revenue	1,127	1,138	794	854	755	773
Mobile incoming revenue	49	50	71	81	65	71
Other service revenue	113	133	69	64	68	61
Mobile service revenue	1,289	1,321	934	999	888	905
Fixed service revenue	1,407	999	292	268	330	326
Service revenue	2,696	2,320	1,226	1,267	1,218	1,231
Other revenue	322	301	153	206	364	350
Revenue	3,018	2,621	1,379	1,473	1,582	1,581

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	€m	%	€m	%	€m
Revenue	15.1%	(0.2)%	(6.4)%	(6.4)%	0.1%	1.1%
Service revenue	16.2%	(0.2)%	(3.2)%	(3.2)%	(1.1)%	—

	Spain		Vodacom
		2018		2018
	2019	(restated)[1]	2019	(restated)[1]
	€m	€m	€m	€m

Mobile customer revenue	563	629	957	931
Mobile incoming revenue	29	31	41	42
Other service revenue	59	52	71	48
Mobile service revenue	651	712	1,069	1,021
Fixed service revenue	327	356	70	65
Service revenue	978	1,068	1,139	1,086
Other revenue	101	135	263	261
Revenue	1,079	1,203	1,402	1,347

	Growth
	Reported	Organic*	Reported	Organic*
	%	€m	%	€m
Revenue	(10.3)%	(10.4)%	4.1%	2.9%
Service revenue	(8.4)%	(8.0)%	4.9%	3.6%

Notes:

1.   The Group’s results for the six months ended 30 September 2018 have been re-presented on an IFRS 15 basis.

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Reported	Discontinued operations	Adjustments[1]	Adjusted
Six months ended 30 September 2019	€m	€m	€m	€m
Operating profit	577	—	872	1,449
Amortisation of acquired customer base and brand intangible assets	—	—	232	232
Net financing costs	(1,088)	—	289	(799)
(Loss)/ profit before taxation	(511)	—	1,393	882
Income tax expense	(1,380)	—	986	(394)
(Loss)/ profit for the financial period continuing operations	(1,891)	—	2,379	488
Loss for the financial period from discontinued operations	—	—	—	—
(Loss)/ profit for the financial period	(1,891)	—	2,379	488

Attributable to:
— Owners of the parent	(2,128)	—	2,378	250
— Non-controlling interests	237	—	1	238

Basic (loss)/earnings per share	(7.24c )			0.85c

	Reported	Discontinued operations	Adjustments[1]	Adjusted
Six months ended 30 September 2018 (restated)[2]	€m	€m	€m	€m
Operating (loss)/profit	(2,029)	—	3,846	1,817
Amortisation of acquired customer base and brand intangible assets	—	—	317	317
Non-operating income and expense	(3)	—	3	—
Net financing costs	(815)	—	400	(415)
(Loss)/profit before taxation	(2,847)	—	4,566	1,719
Income tax expense	(1,420)	—	1,010	(410)
(Loss)/profit for the financial period continuing operations	(4,267)	—	5,576	1,309
Loss for the financial period from discontinued operations	(3,535)	3,535	—	—
(Loss)/profit for the financial period	(7,802)	3,535	5,576	1,309

Attributable to:
— Owners of the parent	(7,934)	3,535	5,575	1,176
— Non-controlling interests	132	—	1	133

Basic (loss)/earnings per share	(28.89c )			4.28c

Notes:

1.             See page 18 for further details.

2.             Revenue for the comparative period has been revised for the allocation of, and timing of recognition for, equipment and service revenue compared to amounts previously disclosed in the condensed consolidated financial statements for the six months ended 30 September 2018. This resulted in a net increase in revenue of €52 million and the loss for the financial period decreased by €31 million.

OTHER INFORMATION

Definition of terms

Term	Definition
Adjusted EBIT

Operating profit excluding share of results in associates and joint ventures, impairment losses, amortisation of customer bases and brand intangible assets restructuring costs arising from discrete restructuring plans, lease-related interest and other income and expense. The Group’s definition of adjusted EBIT may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted EBITDA

For the six months ended 30 September 2019, adjusted EBITDA is operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal for owned fixed assets and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

For the six months ended 30 September 2018, adjusted EBITDA is operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to the reflective of the underlying performance of the Group.

Adjusted income tax expense

Adjusted income tax expense excludes the tax effects of items excluded from adjusted earnings per share, including: impairment losses, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, lease-related interest, other income and expense and mark to market and foreign exchange movements. It also excludes deferred tax movements relating to losses in Luxembourg as well as other significant one-off items. The Group’s definition of adjusted income tax expense may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted operating profit

Group adjusted operating profit excludes impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets and other income and expense.

ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Converged customer	A customer who receives both fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Customer costs	Includes acquisition costs, retention costs and expenses related to ongoing commissions.
Depreciation and other amortisation

The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software.

Direct costs	Direct costs include interconnect costs and other direct costs of providing services.
Emerging consumer customers	Consumers in our Emerging Markets.
Emerging Markets	Emerging Markets include Turkey, South Africa, Tanzania, the DRC, Mozambique, Lesotho, Egypt and China.
Enterprise	The Group’s customer segment for businesses.
Europe Region	The Group’s region, Europe, which comprises the European operating segments.
Fixed service revenue	Service revenue relating to provision of fixed line (‘fixed’) and carrier services.
Free cash flow (‘FCF’)

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments, dividends paid to non-controlling shareholders in subsidiaries, restructuring costs arising from discrete restructuring plans and licence and spectrum payments.

Free cash flow (pre-spectrum)

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments, dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs arising from discrete restructuring plans and licence and spectrum payments.

IFRS 15	International Financial Reporting Standard 15 “Revenue”. The accounting policy adopted by the Group on 1 April 2018.
IFRS 16	International Financial Reporting Standard 16 “Leases”. The accounting policy adopted by the Group on 1 April 2019.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

Mobile customer revenue

Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge (‘in-bundle’) and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles (‘out-of-bundle’). Mobile in-bundle and out-of-bundle revenues are combined to simplify presentation.

Mobile service revenue	Service revenue relating to the provision of mobile services.
Net debt

Long-term borrowings, short-term borrowings, short-term investments, mark-to-market adjustments and cash collateral on derivative financial instruments less cash and cash equivalents and excluding lease liabilities and borrowings specifically secured against Indian assets.

Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Operating expenses	Operating expenses comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Operating free cash flow

Cash generated from operations after cash payments for capital additions and lease payments (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment, but before restructuring costs from discrete restructuring plans.

Organic growth

A non-GAAP performance measure which presents performance on a comparable basis, in terms of merger and acquisition activity (notably by excluding Vodafone New Zealand and the acquired European Liberty Global assets), movements in foreign exchange rates and the impact of the implementation of IFRS 16 ‘Leases’.

Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary, Albania and Malta.
Other Markets	Other Rest of the World markets include Turkey, Egypt and Ghana.
Other revenue	Other revenue includes connection fees, equipment revenue, interest income and lease revenue.
Regulation

Impact of industry specific law and regulations covering telecommunication services. The impact of regulation on service revenue in European markets comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenues less the increase in visitor revenues.

Reported growth	Reported growth is based on amounts reported in euros as determined under IFRS.
Rest of the World (‘RoW’) Region	The Group’s region, Rest of the World, which comprises Vodacom, Turkey and Other Markets operating segments.
Restructuring costs	Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency.
RGUs	Revenue Generating Units describes the average number of fixed line services taken by subscribers.
Roaming	Impact of European roaming, defined as the increase in visitor revenues less the increase in roaming costs and the decline in out-of-bundle roaming revenues.
Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. See “Use of non-GAAP financial information” on page 53 for further details.

SME	Small and medium sized enterprises.
SoHo	Small-office-Home-office customers.
Vodafone Business	Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services.

For other definitions, refer to pages 250 to 252 of the Group’s annual report for the financial year ended 31 March 2019.

OTHER INFORMATION

Notes

1.            References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Portrait, the Vodafone Speech Mark, Vodafone Broken Speech Mark Outline, Vodacom, Vodafone One, The future is exciting. Ready? and M-Pesa, are trademarks owned by Vodafone. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.            All growth rates reflect a comparison to the six months ended 30 September 2018 unless otherwise stated.

3.            References to “Q1” and “Q2” are to the quarters ended 30 June 2019 and 30 September 2019, respectively, unless otherwise stated. References to “half year”, “first half” or “H1” are to the six months ended 30 September 2019 unless otherwise stated. References to the “year”, “financial year” or “2020 financial year” are to the financial year ending 31 March 2020 and references to the “last year” or “last financial year” are to the financial year ended 31 March 2019 unless otherwise stated.

4.            Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

5.            Quarterly historical information, including information for service revenue, mobile customers, mobile churn, mobile data usage, mobile ARPU and certain fixed line and convergence metrics, is provided in a spreadsheet available at vodafone.com/investor.

6.            This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

OTHER INFORMATION

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations and the guidance for organic adjusted EBITDA, free cash flow pre-spectrum, operating expenses and financial leverage for the financial year ending 31 March 2020; prospects for the 2020 financial year; operating expenses for the financial year ending 31 March 2021; expectations for the Group’s future performance generally, including growth and capital expenditure; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, spectrum auctions and awards, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently including 5G networks, the Group’s partnership with IBM, sharing infrastructure and its benefits, such as the cumulative cash benefit from the agreement with Orange in Spain, and the expansion of NGN broadband within Vodafone’s European footprint; expectations regarding free cash flow, foreign exchange rate movements and tax rates; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses including in respect of the acquisition of Liberty Global’s cable assets, the merger of Vodafone India and Idea Cellular and the VodafoneZiggo joint venture and the expected synergies, cost and capex savings, run-rate savings and NPV from each; the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential legislative and regulatory changes, including approvals, reviews and consultations.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” ,”prepares” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber-attacks, insider threats or supplier breaches; general economic and political conditions of the jurisdictions in which the Group operates, including as a result of Brexit, and changes to the associated legal, regulatory and tax environments; increased competition; increased disintermediation; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to expand its spectrum position, win 3G, 4G and 5G allocations and realise expected synergies and benefits associated with 3G, 4G and 5G; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the financial year ended 31 March 2019. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Ernst  & Young LLP has neither examined, compiled, nor performed any procedures with respect to the forward-looking statements, and accordingly Ernst & Young LLP does not express an opinion on or any other form of assurance on such information or its achievability.

Copyright © Vodafone Group 2019

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 13, 2019

By:	/s/ R E S MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary